
02014867

It's Showtime

Converged Communications Solutions — Unified Communications
Network Consulting — Voice Over Internet Protocol — Wireless
Multi-Service Networking Infrastructure — Customer Relationship Management
Network Audits — Nationwide Installation and Service

2001 XETA Annual Report


XETA
TECHNOLOGIES
Technology integrators. Service innovators.™



Table of Contents

Board of Directors

Ron B. Barber
Shareholder, Barber & Bartz
A Professional Corporation

Donald T. Duke
President, Duke Energy Co., LLC

Robert D. Hisrich, Ph.D.
Professor of Marketing and Policy Studies,
Weatherhead School of Management
Case Western Reserve University

Jack R. Ingram
Chief Executive Officer and President,
XETA Technologies

Ronald L. Siegenthaler
Consultant, Metals Incorporated

Robert B. Wagner
Vice President and Chief Financial Officer,
XETA Technologies

Corporate Office

XETA Technologies
1814 W. Tacoma
Broken Arrow, OK 74012-1406
918-664-8200

Transfer Agent and Registrar

Computershare Investor Services
12039 West Alameda Parkway
Suite Z-2
Lakewood, CO 80228

Corporate Officers

Jack R. Ingram
Chief Executive Officer and President

Larry N. Patterson
Senior Vice President of Sales and Service

James J. Burke
Regional Vice President of Sales

Sandra J. Connor
Regional Vice President of Sales

Donald E. Reigel
Regional Vice President of Sales

Robert B. Wagner
Vice President of Finance, Chief Financial
Officer, Secretary and Treasurer

Corporate Counsel

Barber & Bartz
A Professional Corporation
525 S. Main Street
Suite 800
Tulsa, OK 74103

Auditors

Arthur Andersen LLP
6450 South Lewis
Suite 300
Tulsa, OK 74136

The following letter and discussion contain forward-looking statements which are subject to the provisions of the Private Securities Litigation Reform Act of 1995. These statements include statements concerning the Company's expectations for fulfilling its previously announced 3-year vision and executing upon that vision; trends and conditions in the U.S. economy and the Company's markets; and expectations regarding FY02 sales, revenues, margins and expenses. These and other forward-looking statements (generally identified by such words as "expects," "plans," believes," "anticipates" and similar words or expressions) reflect management's current expectations, assumptions and beliefs based upon information currently available to management. Investors are cautioned that all forward-looking statements are subject to certain risks and uncertainties which are difficult to predict and that could cause actual results to differ materially from those projected. Many of these risks and uncertainties are described in Part II, Item 7 of the Company's 10-K Report under the heading "Outlook and Risk Factors," contained in this Report. Consequently, all forward-looking statements should be read in conjunction with such risk factors.





To the Co-Owners of XETA Technologies:

Throughout the decade of the 1990s, XETA Technologies focused all of its talents, assets and energies on providing telecommunications solutions to the highly specialized lodging industry. During this entire period of time, the Company experienced remarkable and consistent year-over-year growth in corporate reputation, customer base, revenues, earnings and shareholders' equity. As a result, we became the indisputable dominant player in this relatively small niche market.

Coincident with the beginning of the new millennium, we announced a three-year vision, the most aggressive and far-reaching in the history of the Company. At that time we announced detailed strategies to greatly expand our horizons and carry our formula for success into a much larger, a much more technically sophisticated, and a much faster growing marketplace. Our stated objective was to become the premier provider of converged voice/data communications solutions with our target market expanded to encompass the entire enterprise marketplace.

At the beginning of fiscal 2000, we encouraged our shareholders to "THINK BIG" as we set out to establish our basic building blocks toward the fulfillment of this new vision. The acquisitions we made that year allowed us to quickly enter the traditional voice, data and consulting marketplaces. These necessary and successful beachhead acquisitions set the stage for the second phase of our plan.

Given the dramatic increase in scale along with the internal organizational diversity created during the "THINK BIG" year, we anticipated a Herculean effort of TRANSFORMATION in fiscal 2001. In order to leverage our competitive strengths, mature the desired competencies, extrapolate the XETA tradition of excellence, become something special to our newly targeted customers, and thereby truly emerge as the premier provider of converged voice/data communications solutions, we knew we had to make aggressive changes within the Company.

Some examples of this planned effort were:

→ Reorganizing installation and services by:

- Integrating, focusing, and in some cases expanding, our professional services, complex system design and programming expertise to the leading edge of technology;
- Cross pollinating our segmented voice, data, applications and consulting expertise;
- Leveraging the installation and servicing talents, techniques, nationwide presence, and 24x7 call center capabilities available in our lodging division to accommodate our commercial customers;
- Expanding and empowering the order processing and project management segments of the commercial segment;

→ Transforming the commercial sales effort by:

- Refocusing our sales strategy to incorporate the "customer relationship" approach that has so successfully served XETA in the past;
- Upgrading and cross-training our commercial sales force, and redirecting their priorities away from PBX aftermarket selling toward sales of complex converged communications systems and strategic applications;

→ Achieving the operational efficiencies acceptable to the XETA standard by establishing the comprehensive internal work flow processes required for intricately coordinated quotes, sales, order entry, project management, material logistics, installation, service and accounting; and

We can now confidently say that we have achieved the necessary scale and required level of expertise to fulfill our new vision. We are now truly beginning to function as the premier supplier of converged voice/data telecommunications.

→ Transitioning the Company onto a new and sophisticated digital operating model to accommodate the expected future growth.

Suddenly, early in fiscal 2001, the economy took a surprising and dramatic negative turn. The resulting difficult and unpredictable fundamentals continued to worsen throughout the year and were exacerbated by the tragic events of September 11. As a result, new, unexpected and serious challenges presented themselves to all businesses throughout the year. Basic issues, such as remaining profitable with an adequate cash flow, became much more difficult than any had anticipated. At XETA, we rapidly and vigorously adapted to this new environment. As a result, we were able to maintain an acceptable level of earnings and cash flow and, all the while, maintained our focus on our all-important long-range TRANSFORMATION objectives.

Disappointingly, our fiscal 2001 economic results resulted in our first decline in year-over-year earnings since fiscal 1993. However, I want to commend our employees, as we were able to deliver positive earnings and cash flow every quarter through this most difficult year. We completed the year with $3.4 million in after-tax earnings (our third best year) on $86.1 million in revenue (our second best year) and were thus able to increase shareholders' equity by a very acceptable 21%.

I am also proud that even in the face of the severe economic pressures, we accomplished the essential fiscal 2001 TRANSFORMATION objectives. We can now confidently say that we have achieved the necessary scale and required level of expertise to fulfill our new vision. We are now truly beginning to function as the premier supplier of converged voice/data telecommunications solutions. Evidence of this can be found:

→ At the expertise level by:

- A 45% year-over-year increase in strategic applications sales;
- A year-over-year sales profile shift from 50% systems, 50% aftermarket to 65% systems, 35% aftermarket;
- The successful design, sale and installation of over 100 VoIP systems, 60 call centers (CRM), 18 Multi-Service Networking Infrastructures (MSNI), 9 Wireless Communications Networks and 3 Unified Messaging systems;
- The completion of 8 network audits;
- The achievement of Microsoft's elite Gold Certification;
- Acknowledgement from Avaya for selling more IP-related products than any other Avaya business partner; and

→ At the performance level by our customers granting XETA an almost unheard of 100% customer satisfaction rating, according to AVAYA's independent customer survey.

...our customers granting XETA an almost unheard of 100% customer satisfaction rating, according to AVAYA's independent customer survey.

We enter fiscal 2002 very excited and fully confident that we remain on schedule to complete our three-year transition plan. As we enter this final phase, we've achieved the growth and transformation that were necessary to enter the broader commercial marketplace of converged voice/data communications. We are now able to focus our full energies on the growth of our market share and aggressive growth of our earnings, just as we did throughout the 1990s.

Even though we expect to continue to swim upstream against a difficult economic environment, we believe, more strongly than ever, that we are in the right market, with the right expertise, with the right products at the right time. This is the year we envisioned three years ago. The voice, data and consulting building blocks are in place. We've leveraged our competitive advantages to accommodate our commercial customers. Our competencies and internal processes have achieved a new level of sophistication.

Today, our priorities are simply to execute... ***IT'S SHOWTIME!***

Sincerely,



Jack R. Ingram

Chairman, CEO and President




Microsoft
CERTIFIED
Partner

June 2001 — Qualified for Microsoft Gold Certified Partner Program for Enterprise Systems

July 2001 — Ranked #28 on Fortune Small Business magazine's 100 Fastest-Growing Companies list.


AVAYA
BusinessPartner

November 2001 — Inducted into Avaya's newly established IP Hall of Fame




XETA
TECHNOLOGIES
Technology integrators. Service innovators.™



Five-Year Financial Review

(All numbers in thousands except per share amounts and ratios. All data adjusted for 2:1 splits on August 13, 1999 and July 17, 2000.)

Years ended October 31,	2001	2000	1999	1998	1997
Revenues and Income					
Commercial equipment sales	41,964	54,199	0	0	0
Installation and Service sales	33,105	31,220	18,766	13,220	9,355
Lodging systems sales	10,064	16,032	17,857	11,232	9,238
Total Revenues	86,054	102,419	37,263	25,447	18,760
After Tax Net Income	3,481	6,461	4,283	3,053	2,140
EPS-Diluted	$0.36	$0.66	$0.46	$0.33	$0.23
Weighted Average Common Shares Outstanding	9,061	8,350	8,021	8,120	8,024
Weighted Average Common Share Equivalents	9,698	9,762	9,254	9,370	9,460
Financial Position					
Net Working Capital	11,214	15,145	8,021	5,122	6,944
Ratio of Current Assets to Current Liabilities	1.60	1.54	1.98	1.88	2.60
Total Assets	67,285	74,149	25,316	18,292	14,820
Long Term Debt	14,853	17,983	0	0	0
Shareholders' Equity	31,197	25,565	14,551	11,185	9,337
Book Value/Share	$3.22	$2.62	$1.57	$1.20	$0.99



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-16231

XETA Technologies, Inc.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1130045
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1814 West Tacoma, Broken Arrow, Oklahoma	74012
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code: (918) 664-8200

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 31, 2001 (based upon the average bid and asked prices of such shares) was approximately $39,252,374.

The number of shares outstanding of the registrant's Common Stock as of December 31, 2001 was 9,237,952 (excluding 1,018,788 treasury shares).

Exhibit Index appears at Page 25.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders to be held March 28, 2002 are incorporated into Part III, Items 11 through 13 hereof.

ITEM 1. BUSINESS

Development and Description of Business

XETA Technologies, Inc. (the "Company"), an Oklahoma corporation formed in 1981, is in the midst of a planned three-year effort to transform itself from a niche player in the hospitality market to a nation-wide leader of integrated communications solutions. In fiscal 2001, the Company continued to execute on this vision while at the same time battled rapidly deteriorating market conditions that forced adjustments to some of the short-term tactics employed to reach that vision.

In late 1999, the Company initiated its expansion strategy through a balanced approach of organic growth and strategic acquisitions. The immediate goals of this strategy were to: 1) establish a nation-wide presence delivering traditional voice solutions to commercial customers; 2) add more complex communications applications to the product mix such as call centers, unified messaging, and voice-over-Internet Protocol ("VoIP"); and 3) begin introducing professional and consulting services. Between November 1999 and November 2000, the Company made 4 acquisitions and established 6 new sales offices. The acquisitions included one large, nation-wide dealer of Avaya, Inc. ("Avaya") products, a smaller regional Avaya dealer, a data networking company located in the Midwest, and a professional services firm located in the northwestern U.S.

With the strategic pieces in place, the Company approached fiscal 2001 as a year of transformation. Specifically, management focused its attention on three areas: 1) transforming the Company's product lines from slower growing voice oriented products to faster growing segments such as data, Microsoft Exchange, and IP capabilities, including LAN/WAN network consulting and implementation; 2) transforming the sales and service teams to prospect and serve these faster-growing product segments; and 3) transforming the Company's information technology systems through the implementation of a new enterprise resource planning ("ERP") system.

However, shortly after the beginning of the fiscal year, the Company encountered the rapidly declining market conditions that have plagued the technology sector of the U.S. economy throughout the year. While not altering its overall expansion strategy or its transformation activities for fiscal 2001, in April 2001 the Company positioned itself for the changing market conditions by implementing a workforce reduction of approximately 20% and reducing officers' salaries between 10% and 25%. Also, the fees paid to outside directors were reduced 20%. As a result of these actions, the Company remained profitable and generated positive cash flows despite market driven quarter-over-quarter revenue declines in every quarter of the year. Simultaneously, the Company largely achieved its transformation initiatives with the most significant remaining item being the final implementation of the new ERP platform.

On October 31, 2001, the Company completed a restructuring of its credit facility with its bank group. The restructuring was in response to the overall market conditions, which have lowered the profitability of the Company. The effects of the restructuring, which is more fully described under "Liquidity and Capital Resources" in the "Management Discussion and Analysis" below, are to expand the Company's available credit under its working capital revolver, reduce the monthly principal payments by approximately 50%, and lower the threshold for some of the financial covenants contained in the credit facility.

Commercial Products

The Company sells Avaya telecommunications and converged products to commercial customers. The Company sells a wide range of communications servers offered by Avaya, including DEFINITY® Solutions, MERLIN MAGIX™ Systems and the PARTNER® Communications Systems products, which are designed to meet the needs of large, medium and small users, respectively. The Company also sells Avaya voice mail, unified messaging and customer relationship management ("CRM") systems. Each of the products listed above have various models available depending on the feature set and size of the customer's application. In addition to selling Avaya systems, the Company enjoys a strong business selling aftermarket components such as additional phone sets, headsets, circuit packs, etc.

In addition to traditional voice products, the Company also sells converged network solutions combining voice and data traffic over the same network through product offerings from Avaya and Cisco. By using a single network for all traffic, customers can achieve significant cost savings by cutting duplication, simplifying administration and getting more value from their existing data network. The Avaya VoIP solutions are marketed under the name Enterprise Class IP Solutions (ECLIPS) and Office IP and are full VoIP solutions designed to replace existing circuit-based PBX's. The Company can also provide a migration path from existing PBX's to "IP-enabled" switches to preserve a customer's investment and comfort in its existing and proven technology while still gaining most of the cost and feature advantages of VoIP. During fiscal 2001, one of the Company's major transformation initiatives was to train the Company's sales and service staffs to prospect, design and install these new IP-based products. By the end of fiscal 2001, fully 50% of all new, large systems being sold were IP-enabled or fully IP based systems.

Hospitality Products

Communications Systems. The Company distributes Avaya's DEFINITY® Guestworks™ Systems and Hitachi's 5000® Series Digital

Communications Systems to the hospitality industry under nationwide, non-exclusive dealer agreements with both vendors. Both of these systems are equipped with lodging specific software, which integrates with nearly all aspects of the hotel's operations. The Company also offers a variety of related products such as voice mail systems, analog telephones, uninterruptible power supplies, announcement systems, and others, most of which also have lodging specific software features. Most of these products are sold in conjunction with the sale of new communications systems and, with the exception of voice mail systems, are purchased from regional and national suppliers. Sales of communications systems to the lodging industry represented 12%, 13%, and 35% of total revenues in fiscal 2001, 2000, and 1999, respectively.

Call Accounting Products. The Company markets a line of proprietary call accounting systems under the Virtual XL® ("VXL") series name. Introduced in 1998, the VXL is a PC-based system designed to operate on a hotel's local or wide area network, and if that network is connected to the Internet, the VXL can also be accessed via an Internet connection. The VXL systems are the Company's latest technology in a series of call accounting products the Company has successfully marketed since its inception. Many of the Company's earlier products remain in the field and are supported by the Company's service and technical staff.

Installation and Services

Since the Company's inception, installation and service of the Company's products has been the key differentiator between the Company and its competitors. The Company has had nationwide, 24 hour-per-day service capabilities for over 15 years and utilizes extensive remote servicing capabilities to help quickly diagnose technical problems. As the Company has expanded during the past two years in accordance with its overall growth vision, the installation and service capabilities that have long been established in the lodging sector have been overlayed to the Company's new commercial operations. As such, the Company can provide consistent installation and service standards to large, complex, multi-location customer applications.

For its distributed products, the Company typically passes on the manufacturer's limited warranty, which is generally one year in length. Labor costs associated with fulfilling the warranty requirements are generally borne by the Company. For proprietary call accounting products sold to the lodging industry, the Company provides its customers with a limited one-year warranty covering parts and labor. Subsequent to the expiration of the warranty, the Company offers a wide range of after-market service contracts to both its lodging and commercial customers under one year and multi-year service contracts. The Company earns a significant portion of recurring service revenues from lodging customers who maintain service contracts on their systems. To date, the Company has had limited success in selling these service contracts to its commercial customer base, primarily because many of the Company's customers have existing relationships with Avaya. While the Company intends to continue to offer its own post-warranty maintenance contracts to commercial customers, there can be no assurance given as to the success of this service offering. See a further discussion of the Company's partnering relationship with Avaya under "Marketing" below.

Networking Products and Professional Services

As a result of acquisitions, training and strategic hiring of personnel, the Company has developed expertise in a wide range of networking and consulting applications. These services include LAN/WAN assessments, enterprise network design and implementation, Microsoft exchange customizations, Virtual Private Networks ("VPN"), Unified Messaging (UM), network security audits, and wireless networking solutions. In addition to Avaya products, the Company also provides Cisco, Novell, and Microsoft products in implementing these solutions.

Software and Product Development

The Company has traditionally developed proprietary telecommunications products specifically for the lodging industry. However, as a result of the Company's expansion into the general commercial market, the Oracle ERP system implementation project, and other various changes in technology which have decreased the importance of call accounting systems in the lodging industry, the Company has redirected its development resources toward internal IT needs. Management does not expect a significant change in this strategy in the near future.

Marketing

The Company's target markets in the commercial sector are mid-sized to large, multi-location customers with complex applications, which enables the Company to leverage its nation-wide presence and its ability to deliver consistent implementations at multiple customer locations. The Company markets its products and services to the commercial market through its direct sales force and through relationships with Avaya's direct sales force under Avaya's Business Partner program. This program is part of Avaya's announced corporate strategy of moving significant portions of its equipment sales revenues into its dealer channels. As such, the Company markets its implementation abilities to Avaya's direct sales force as well as directly to end-users. When partnering with Avaya to provide design, equipment and installation of communications solutions to customers, the Company usually works directly with the customer, takes title to the inventory prior to its shipment to the customer and is responsible for the entire implementation project.

In marketing its products and services to the hospitality industry, the Company relies heavily on its experience and reputation in the industry to build long-term relationships with the wide range of personnel (corporate hotel chain personnel, property management officials, industry consultants, hotel owners, and on-site financial or operating officers) that can be the key decision makers for the purchase of hotel telecommunications equipment. The Company has relationships with nearly all hotel chains and major property management companies. These relationships are one of the keys to the Company's past and future success. Typically, the Company focuses its marketing expenditures on efforts to continue to strengthen these relationships rather than broad promotional efforts that are employed in the commercial market. However, the Company does offer a variety of sales programs to the lodging industry, the most significant of which is the XETAPLAN program. Under the XETAPLAN program, customers are provided one of the Company's call accounting products for a period of three to five years in exchange for a monthly fee paid to the Company. Service on the products is also included in the contract. For communications systems it sells to the lodging industry, the Company offers a package of value-added services including a call accounting system and a service package with a specified number of free labor hours and weekly appointments with certified technicians to correct minor malfunctions or to perform routine maintenance. The Company does not anticipate expanding its hospitality-market sales force in fiscal 2001.

Major Customers

During fiscal 2001, the Company did not have any single customer that comprised more than 10% of its revenues.

Competition

Commercial. The Company faces intense competition in the commercial market from other Avaya dealers as well as other manufacturers and their respective distribution channels. However, while acquisition cost will always be a competitive factor, increasingly, the ability to design communications systems to maximize worker productivity and minimize the administration costs for the customer's IT department are of increasing importance and is a key differentiator between the Company and its competition. As a result of acquisitions as well as strategic hiring and training programs, the Company can provide the full range of products and services required to meet the needs of multi-location customers. This range of products and services includes: 1) traditional product offerings (voice and data systems, messaging servers, aftermarket components), 2) traditional services (maintenance, installation, time and materials services), 3) network consulting (architecture, design, integration, and project management), and 4) emerging applications (voice over IP telephony, unified messaging, call centers, and virtual private networks). Management believes that by having this full range of product and service offerings, the Company can provide a one-stop solution to customer's needs while maintaining consistent quality of service. Also, the Company is able to prospect for customers on a variety of fronts, address the customer's needs, and then introduce them to other product and service capabilities.

Hospitality. The Company believes that its most effective weapon in competing in the hospitality market is its commitment to differentiate itself by concentrating on the performance and reliability of its systems and by providing the highest level of service possible. Competition in this market is fierce and competitors range from large, well-known, well-financed companies to small, regional or local distributors, many of whom do not concentrate on the hospitality market but are simply located near the prospective customer. While the Company believes that its reputation and nation-wide presence contribute significantly to its success, there can be no assurance given that the Company will be able to continue to expand its market share in the future.

Manufacturing

The Company assembles all of its proprietary products, which include the Virtual XL®, XPERT® and XPANDER® systems, from an inventory of components, parts and sub-assemblies obtained from various suppliers. These components are purchased from a variety of regional and national distributors at prices which fluctuate based on demand and volumes purchased. Some components, although widely distributed, are manufactured by a single, usually foreign, source and are therefore subject to shortages and price fluctuations if manufacturing is interrupted. The Company maintains adequate inventories of components to mitigate short-term shortages and believes the ultimate risk of long-term shortages is minimal. The Company's proprietary products are based on PC technology, which is continually and rapidly changing. As a result, some of the components originally designed for use in the Company's systems have been phased out of production and replaced by more advanced technology. To date, these substitutions have not forced the Company to substantially redesign its systems and there has been minimal effect on the overall system cost. There can be no assurance given, however, that future obsolescence of key components would not result in unanticipated delays in shipments of systems due to redesign and testing of assemblies.

The Company uses outside contractors to assemble its proprietary printed circuit boards. The components and blank circuit boards are purchased and inventoried by the Company and supplied to the outside contractor for assembly and quality control testing. The Company performs various quality control procedures, including powering up completed systems and allowing them to "burn-in" before being assembled into a final unit for a specific customer location, and performing final testing prior to shipment.

Employees

At December 31, 2001, the Company employed 299 employees, including 1 part-time employee.

Copyrights, Patents And Trademarks

The Company has never applied for patent protection on its hardware or software technology with the exception of the technology for XPANDER®, for which the Company has a patent pending. The Company claims copyrights on all of its proprietary circuit boards and software.

While the Company believes that the ownership of patents, copyrights and registered trademarks is less significant to its success than its proprietary technology, quality and type of service and technical expertise, the Company recognizes that its reputation for quality products and services gives value to its product names. Therefore, the Company has registered as United States domestic trademarks the names "XETA," "XETAXCEL," "XACT," "XPERT," "XPERT+," "XL," "XPANDER," and "Virtual XL" for use in the marketing of its services and systems. All of these marks are registered on the principal register of the United States Patent and Trademark Office ("PTO"), with the exception of XPANDER®, which is registered on the supplemental register.

Government Regulation

The Federal Communications Commission (the "FCC") and state governments regulate the telecommunications industry. None of the Company's business activities, however, are directly regulated by the FCC or the states. None of the Company's products or services require approval from any governmental agency.

The Company's computer products are subject to radio frequency emanation and electrical safety standards imposed by the FCC. The cost of complying with such standards, as well as with any applicable environmental laws, is immaterial.

ITEM 2. PROPERTIES

The Company's principal executive office and Service Center are located in a 37,000 square foot, Company-owned, single story building located in a suburban business park near Tulsa, Oklahoma. This facility also houses the Company's warehouse and assembly areas to support its hospitality sales channel. The building is located on a 13-acre tract of land. The property is subject to a mortgage held by Bank One, Oklahoma, NA, to secure the Company's credit facility.

The Company's commercial channel shipping operations are primarily located in leased facilities in St. Louis, Missouri. In addition to the warehouse, this facility houses sales staff, technical design, professional services, and installation support personnel. The Company leases other office space throughout the U.S. for sales, consulting, and technical staff. Additionally, the Company has informal office arrangements with its regional technicians to allow for some storage of spare parts.

ITEM 3. LEGAL PROCEEDINGS

Since 1994, the Company has been monitoring numerous patent infringement lawsuits filed by Phonometrics, Inc., a Florida company, against certain telecommunications equipment manufacturers and hotels who use such equipment. While the Company has not been named as a defendant in any of these cases, several of its call accounting customers are named defendants. These customers have notified the Company that they will seek indemnification under the terms of their contracts with the Company. However, because there are other equipment vendors implicated along with the Company in the cases filed against its customers, the Company has never assumed the outright defense of its customers in any of these actions.

All of the cases filed by Phonometrics against the Company's customers were originally filed in, or transferred to, the United States District Court for the Southern District of Florida. In October 1998 the Florida Court dismissed all of the cases filed against the hotels for failure to state a claim, relying on the precedent established in Phonometrics' unsuccessful patent infringement lawsuit against Northern Telecom. Phonometrics appealed the Florida court's order and the United States Court of Appeals for the Federal Circuit reversed the District Court's dismissal of the cases, but did so solely upon the basis of a procedural matter. The Appeals Court made no ruling with respect to the merits of Phonometrics' case and remanded the cases back to the Florida court for further proceedings. These cases were reopened in April 2000. Thereafter Phonometrics filed motions to disqualify the District Court judge hearing the cases. These motions were denied by the District Court and Phonometrics appealed the denial. The cases were stayed by the District Court pending the outcome of this appeal. In November 2001 several defendant hotels filed motions for summary judgment. The District Court issued an order lifting the stay on the cases only for purposes of hearing motions for summary judgment. The Company will continue to monitor proceedings in these actions.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock, $.001 par value, is currently traded on the over-the-counter market and is reported in the National Association of Securities Dealers Automated Quotation ("NASDAQ") System under the symbol "XETA."

The high and low bid prices for the Company's Common Stock, as reported by the National Association of Securities Dealers through its NASDAQ System, for each of the quarters during the Company's two most recent fiscal years are set forth below. These prices reflect inter-dealer prices, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	2001		2000	
Quarter Ending:	High	Low	High	Low
January 31	12.00	8.31	22.06	9.66
April 30	11.63	5.01	33.94	15.53
July 31	6.40	4.26	23.75	10.88
October 31	6.02	3.49	19.00	8.00

The Company has never paid cash dividends on its Common Stock. Payment of cash dividends is dependent upon the Company's earnings, capital requirements, overall financial condition and other factors deemed relevant by its Board of Directors. The Company is currently prohibited from paying cash dividends by its credit facility.

As of December 31, 2001, the latest practicable date for which such information is available, the Company had 173 shareholders of record. In addition, based upon information received annually from brokers holding stock in the Company on behalf of beneficial owners, the Company has approximately 8,113 beneficial shareholders.

ITEM 6. SELECTED FINANCIAL DATA.

Selected financial data for the last five fiscal years is presented below. All amounts except share and per share amounts are in thousands.

For the Year Ending October 31	2001	2000	1999	1998	1997
Results of Operations					
Commercial equipment sales	$ 41,964	$ 54,199	$ 0	$ 0	$ 0
Installation and Service sales	33,105	31,220	18,766	13,220	9,355
Lodging systems sales	10,064	16,032	17,857	11,232	9,238
Other revenues	921	968	640	995	167
Total Revenues	86,054	102,419	37,263	25,447	18,760
Cost of commercial equipment sales	29,812	37,403	-	-	-
Cost of installation and services	23,512	21,627	12,206	8,536	5,884
Cost of Lodging systems	6,449	10,077	10,412	7,141	5,674
Cost of other revenues and corporate COGS	2,759	2,482	655	775	400
	62,532	71,589	23,273	16,452	11,958
Gross Profit	23,522	30,830	13,990	8,995	6,802
Operating expenses	16,173	18,452	7,622	4,757	4,139
Income from operations	7,349	12,378	6,368	4,238	2,663
Interest and other income	(1,623)	(1,761)	665	671	667
Income before taxes	5,726	10,617	7,033	4,909	3,330
Provisions for taxes	2,245	4,156	2,750	1,855	1,190
Net income	$ 3,481	$ 6,461	$ 4,283	$ 3,054	$ 2,140
Earnings per share - Basic	$ 0.38	$ 0.77	$ 0.53	$ 0.38	$ 0.27
Earnings per share - Diluted	$ 0.36	$ 0.66	$ 0.46	$ 0.33	$ 0.23
Weighted Average Common Shares Outstanding	9,061	8,350	8,021	8,120	8,024
Weighted Average Common Share Equivalents	9,698	9,762	9,254	9,372	9,460

As of October 31	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working Capital	$ 11,214	$ 15,145	$ 8,021	$ 5,122	$ 6,944
Total Assets	67,285	74,149	25,316	18,292	14,820
Long Term Debt	14,853	17,983	-	-	-
Shareholders' Equity	31,197	25,565	14,551	11,185	9,337

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements, which are subject to the provisions of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning expectations regarding: the Company's financial position including sales, revenues, gross margins, operating margins and expenses; trends and conditions in the U.S. economy and in the communications technology industry and hospitality markets; and the Company's ability to implement its current business plan. These and other forward-looking statements (generally identified by such words as "expects," "plans," believes," "anticipates" and similar words or expressions) are not guarantees of performance but rather reflect management's current expectations, assumptions and beliefs based upon information currently available to management. Investors are cautioned that all forward-looking statements are subject to certain risks and uncertainties which are difficult to predict and that could cause actual results to differ materially from those projected. Many of these risks and uncertainties are described under the heading "Outlook and Risk Factors" below. Consequently, all forward-looking statements should be read in conjunction with the risk factors discussed herein and throughout this report.

For the fiscal year ending October 31, 2001, the Company reported net income of $3.5 million on revenues of $86 million. These results reflect the deteriorating market conditions experienced by the Company throughout fiscal 2001. Although first quarter revenues were 22% higher on a year-over-year basis, the Company reported sequential quarterly revenue declines for the remainder of the year. These declines were primarily due to overall market conditions as customers deferred spending decisions to conserve capital and evaluate economic developments. The Company responded to these market conditions by intently focusing on its cost structure and by improving its operational efficiencies.

Despite the current recession in the U.S. economy as a whole and particularly in the technology sector, management remains fully confident in its overall vision to dramatically expand the Company and capitalize on the converging world of voice and data technology. To this end, the Company continued its transformation efforts during fiscal 2001 by continuing to integrate its acquired capabilities in LAN/WAN, Unified Messaging, Microsoft Exchange and IP technologies, re-direct its sales and service employees from slower to faster growing segments of the market (i.e. from traditional voice products to converged application products), and work on the implementation of its new ERP system.

Near-term economic conditions remain too murky to predict, however management is cautiously optimistic regarding fiscal 2002 as a whole and therefore, in the fourth quarter, a careful expansion of its sales force was begun. Management believes that the first step toward a future expansion of its business is to prove that it can maintain constant quarter-over-quarter revenues in the current business climate. From there, management believes that, with its new cost structure, revenues can be expanded at a faster rate than operating expenses when the overall market conditions improve.

Results of Operations

Year ending October 31, 2001 compared to October 31, 2000. Net revenues for fiscal 2001 were $86.1 million compared to $102.4 million for fiscal 2000, a 16% decline. Net income for fiscal 2001 was $3.5 million compared to $6.5 million for the previous year, a 46% decline. Discussed below are the major revenue, gross margin, and operating expense items that affected the Company's financial results during fiscal 2001 as well as management's current expectation for those items for the coming year.

Commercial Equipment Sales. Sales of equipment to commercial customers in fiscal 2001 were $41.96 million representing a 23% decrease from the previous year. This decrease is the result of overall market conditions that deteriorated throughout the year. Beginning late in the Company's first quarter, order rates for new equipment became erratic. By the end of the Company's second quarter, a clear decline in order rates was apparent and visibility into the near-term was murky. That condition has continued to the present, as customers perceive the need to use their available capital cautiously until a clear economic recovery is underway. Management believes that its customers have deferred buying decisions temporarily rather than canceling capital spending.

A significant portion of the Company's commercial equipment sales are derived from its "Business Partner" relationship with Avaya Communications, Inc. ("Avaya"). Avaya is pursuing a strategy of moving a greater portion of its revenues through its dealer sales channel. The Company, with its nation-wide sales and implementation capabilities, is well positioned to take advantage of this strategy. As such, the Company carefully cultivates relationships with the Avaya sales team. Under these arrangements, the Company takes title to the equipment and then sells it directly to the end-user customer. The Company bears the collection and warranty risks. Management believes that revenues from these "partnering" activities will continue to represent a significant portion of its business in the future.

Lodging Systems Sales. Sales of communications systems to the lodging industry (including "other revenues") were $10.98 million for fiscal 2001, representing a decline in revenues of $6.0 million or 35%. This decline reflects the recession being experienced in the overall U.S. economy and, more particularly, in the lodging sector. Also, the decline reflects the fact that many hotels upgraded their communications systems during the Year 2000 ("Y2K") upgrade cycle and, therefore, do not perceive a need for new systems at this time. Finally, the events of September 11th had an immediate and negative impact on the lodging industry, but it is still unclear what the long-term impact will be. Management believes that it is likely that sales of lodging systems will remain at depressed levels until the economy has sufficiently recovered to spur new construction and major renovation programs.

Installation and Service Revenues. Revenues derived from installation and service activities increased $1.9 million or 6% to $33.1 million in fiscal 2001. This increase consists of sales of professional services from the Company's acquired networking and professional services organizations, partially offset by decreased revenues from installation activities due to lower equipment and systems sales as discussed above. Revenues earned from maintenance contracts were relatively constant. The addition of data networking and consulting capabilities is a key component in the Company's overall vision for expansion. As voice and data technologies have converged and as more advanced applications of those technologies are being developed, the complexity of communications systems design and implementation has increased significantly. The Company's acquisition of Pro Networks, Inc., a data networking company, and KMI, Inc., a professional consulting company, in November of 2000 were important pieces of the Company's overall strategy and represent the nucleus from which the Company is building its expertise in the design and implementation of these new, complex, converged systems. Furthermore, management believes that the quality of the Company's implementation and service capabilities will ultimately be the key differentiator that drives customer satisfaction and retention. Management believes that the outlook for this revenue stream in fiscal 2002 is dependent upon its ability to increase sales of new systems.

Gross Margins. Gross margins earned in 2001 were 27.3% compared to 30% in fiscal 2000. This decline in gross margins consisted of declines in margins on each of the Company's major revenue streams. In general, these declines can be attributed to the overall decline in higher margin large systems projects in both the commercial and lodging market sectors as economic conditions have resulted in lower capital spending by customers. The gross margins earned on commercial equipment sales was 29% in fiscal 2001 compared to 31% for the prior year. The target margins for this revenue stream are 28% to 30%. The gross margins earned on lodging systems sales were 35.9% in fiscal 2001 compared to 37.1% in fiscal 2000. Management's target margin for this revenue stream is 33% to 35%. The gross margins earned on installation and service revenues for fiscal 2001 were 29% compared to 30.7% in the prior year. The target margin for installation and service revenues is 28% to 30%. In the second quarter of fiscal 2001, the Company experienced a sudden and significant downturn in its business, which resulted in a dramatic decline in the margins earned on installation and service revenues due to their sensitivity to labor costs. In response, management implemented a workforce reduction. A significant portion of this reduction was targeted toward the installation and service workforce to restore the gross margins in this area to the expected targets. Management believes that gross margins earned in fiscal 2002 should be within the targeted ranges discussed above and that overall margins, after deducting corporate level costs for purchasing, shipping and warehousing, should be in the range of 28% to 30%.

Operating Expenses. Operating expenses, excluding amortization expense, were 16.9% of total revenues in fiscal 2001 compared to 16.5% in the year earlier. This relatively consistent expense level was maintained through the workforce and other cost reductions in sales expenses and through efficiencies gained through continued integration of general and administrative activities of the acquired companies. The expense levels for fiscal 2001 were in line with management's target of 16% to 18% of total sales. Amortization expense reflects primarily the amortization of goodwill acquired in the four acquisitions done by the Company in the past two fiscal years.

The Company has adopted Financial Accounting Standard No. 142 as of November 1, 2001. Under this standard, the Company will no longer amortize against earnings the goodwill on its balance sheet. Instead, management will, at least annually, compare the net book value of its acquired businesses against the fair value of those businesses and determine whether the value on the Company's balance sheet has become impaired. If such an impairment has occurred, a write-down of the impaired asset, most likely goodwill, is required. In accordance with the implementation guidance in the standard, the Company has engaged an independent expert to make the initial evaluation of the fair value of the acquired businesses. In so doing, the Company and the expert agreed that the acquired businesses should be viewed as one business, the commercial business. The expert found that the fair value of the commercial business exceeded its book value as of October 31, 2001 and, therefore, no impairment charge has been recorded.

Interest and Other Income. Interest expense consists of interest paid or accrued on the Company's credit facility. Interest expense declined in fiscal 2001 by $259,000 or 11%, primarily reflecting lower average interest rates experienced during the year. Other income and expense consists primarily of interest income earned from the Company's sales-type lease receivable portfolio. Interest income declined by $122,000 or 21% in fiscal 2001 reflecting the maturing of the lease portfolio.

Tax Expense. The Company has recorded a combined federal and state tax provision of 39% in all years presented. This rate reflects the effective federal tax rate plus the estimated composite state income tax rate.

Operating Margins. Net income as a percent of revenues for fiscal 2001 was 4% compared to 6.3% in the prior year. This decline primarily reflects lower gross margins earned in fiscal 2001 as discussed above and also relatively constant amortization expense between the two years. While management was able to adjust most of its cost structure of the Company to reflect the reduced revenues earned, the amortization charge from goodwill is not dependent upon revenues.

Year ending October 31, 2000 compared to October 31, 1999. Net revenues for fiscal 2000 were $102.4 million, an increase of $65.1 million or 175% over the previous year. Of this increase, approximately $63.9 million represented revenues earned from acquired companies during the year.

Commercial Equipment Sales. Fiscal 2000 represented the first year of the Company's planned expansion into the commercial market. This expansion was largely initiated through two acquisitions of Avaya voice product dealers. Sales of products to commercial customers were $54.2 million in fiscal 2000 and represented revenues earned from the acquired operations of U.S. Technologies Systems, Inc. ("USTI") and Advanced Communications Technology, Inc. ("ACT") since the date of their acquisition (11 months and 8 months, respectively).

Lodging Systems Sales. Sales of lodging systems declined $1.8 million or 10%. This decline consisted of a decrease in sales of call accounting systems of $2.4 million or 51% and an increase in sales of communications systems (PBX's) to the lodging market of $582,000 or 4%. Sales of call accounting products in fiscal 2000 returned to more normal levels after the surge in orders experienced in 1999, as many customers upgraded or replaced their systems in preparation for Y2K. In addition, the capital available to the lodging industry for new construction, remodeling, and investments in technology shrunk considerably in 2000, resulting in extended sales cycles and fierce competition. The Company was able to offset some of the impact of these trends through its offering of the Avaya Guestworks™ PBX system. The Avaya system enabled the Company to break into new customer accounts that were not previously receptive to the Company's Hitachi PBX offering.

Installation and Service Revenues. Installation and service revenues increased $12.5 million or 66% during fiscal 2000. Approximately $9.7 million of this increase was earned from the expansion of the Company's service capabilities into the commercial market. During fiscal 2000, the Company hired and trained additional technicians and implemented new provisioning processes and pricing strategies to address the needs of the commercial market. Revenues earned from the Company's traditional lodging installation and service activities grew approximately $2.7 million or 15%. This growth was fueled by increases in revenues earned from maintenance contracts and billable services on call accounting systems and PBX's, partially offset by decreases in installation revenues.

Other Revenues. Other revenues consisted of revenues earned from the remaining long distance services contracts still in force and from non-recurring, low margin, sale of after-market products in which the Company acts as a "broker" to facilitate the transaction for its customers. The sale of after-market products included in this revenue caption involved transactions in which the Company procured large quantities of after-market components, typically telephone sets, for end-user customers.

Gross Margins. Total gross margins earned in 2000 were 30% compared to 38% in 1999. This decline was expected as a result of a dramatic and planned change in product mix toward the commercial market for voice and data products. As the Company executed its growth strategy through acquiring companies operating in the commercial market, the percentage of its business earned from higher-margin, specialized lodging products and services declined as a portion of total revenues.

The gross margins earned on commercial equipment sales in fiscal 2000 were 31%. The margins earned on these sales were highly impacted by the percentage of these sales generated through the Avaya business partner arrangements in which the Company partners with Avaya to sell and install equipment to Avaya's larger customers. These customers, which are often large, Fortune 500 sized companies, have the buying power to drive lower prices and therefore lower margins for the Company.

The gross margins earned on lodging systems sales were 37% in fiscal 2000 compared to 42% in fiscal 1999. This decline represented a change in product mix in 2000 toward sales of more PBX systems and fewer call accounting systems as a portion of total lodging systems sales. As a proprietary product, the Company's call accounting systems earn a higher gross margin than the distributed PBX product line.

The gross margins earned on installation and service revenues in fiscal 2000 were 31% compared to 35% in fiscal 1999. This decline was somewhat expected as the installation of commercial PBX systems is more complex than in the lodging sector and, as such, the costs to design and implement these systems is higher than the Company experienced previously. Furthermore, in the commercial sector, the Company has not built up a base of recurring revenues from maintenance contracts, which tends to smooth out the margins earned on this revenue stream.

Operating Expenses. Total operating expenses, including selling, general and administrative ("SGA"), and amortization were 18% of total revenues in fiscal 2000 compared to 20.5% of total fiscal 1999 revenues. SGA costs represented 16.5% of revenues in 2000 compared to 15% in 1999. These levels were satisfactory to management given the rapid growth of the Company and the complexity of its operations compared to the previous year. Amortization expense between the two years consisted of different components and was therefore not comparable. The majority of amortization expense in fiscal 1999 related to the amortization of the purchase price of the PBX service contracts purchased from Williams Communications Solutions in late 1998, while the majority of amortization expense recorded in fiscal 2000 was related to the acquisitions of USTI and ACT.

Interest Expense. Interest expense consisted of interest on the Company's credit facility that was used to fund the acquisitions of USTI and ACT, interest on a working capital revolver, and various commitment fees paid on the unused portion of the credit facility. Prior to the establishment of this credit facility, the Company did not have any outstanding debt.

Interest and Other Income. Interest and other income consisted primarily of interest income earned on XETAPLAN sales-type leases. Under these lease arrangements, the Company provides a call accounting system to its lodging customers and service on the system for a period of three to five years in exchange for a monthly or quarterly fee. Under the accounting rules followed by the Company, a portion of these payments were imputed as interest income. In fiscal 1999, interest income also included interest earned on cash investments. The decline in interest income reflected the decline in available cash balances for investments.

Income Taxes. The Company recorded a provision for federal and state income taxes of $4.2 million or 39% of pre-tax income compared to $2.75 million or 39% of pre-tax income in fiscal 1999. This rate reflected the effective federal tax rate plus the estimated composite state income tax rate.

Operating Margins. Net income as a percent of sales was 6.3% in fiscal 2000 compared to 11.5% in fiscal 1999. This lower operating margin reflected the Company's transition from a niche company in the small hospitality sector to a voice and data integrator in a larger and faster growing commercial voice and data integration market.

Liquidity and Capital Resources

At the beginning of fiscal 2000, the Company established a new credit facility to provide capital for its planned expansion into the commercial market. This credit facility was tapped for $31.5 million in long-term debt between November 30, 1999 and November 1, 2000 to fund the acquisition of four companies. Despite the difficult economic conditions experienced during the past year, the Company has been able to reduce this debt 43% to $18.1 million.

As a result of the rapidly and negatively changing market conditions experienced in fiscal 2001, the Company's earnings levels, which were the primary basis of support for the credit facility, began to deteriorate dramatically. In response to these conditions, the Company made substantial reductions in its cost structure at the end of its second fiscal quarter and began negotiations with its bank to restructure its credit facility to reflect the Company's current earnings levels and to more fully collateralize the facility to the Company's assets rather than to cash flows. On October 31, 2001 the Company closed on a restructuring of the credit facility which included the following significant changes: 1) the amount available under the revolving line of credit was expanded $1 million to a total of $9 million and it was secured with a borrowing base of receivables and inventory; 2) the outstanding term debt was reduced by $5.55 million by transferring $3 million to the revolver and the remaining $2.55 million to a 15 year mortgage collateralized by the Company's headquarters building; 3) the remaining term loan of $15.59 million, after the reductions mentioned above, was put on a new 5 year amortization schedule; and 4) the debt service coverage ratio required under the agreement was temporarily reduced. As a result of the restructuring, the Company's monthly principal payments were reduced nearly in half to $274,000. Management is pleased with the restructuring and believes that the agreement reflects a strong vote of confidence by the Company's banking partners as to the actions that have been taken in response to the downturn in market conditions.

Although the Company has access to a variety of capital sources such as additional bank debt, private placements of subordinated debt, and public or private sales of additional equity, the availability of those sources at acceptable prices is currently limited. Management is currently focused on overriding the effects of the current downturn in the economy and returning the Company to higher levels of profitability and previous growth rates. As such, it is carefully managing its balance sheet with a view toward reducing inventories and receivables. The Company has a long-standing policy of paying its vendors promptly and has maintained that policy while carefully managing its cash flows. Management believes its most likely source of immediate, additional capital, if needed, will be its banking partners. While the Company believes that its relationship with its banks remains very positive, there can be no assurance given as to the availability of additional debt should the Company's earnings deteriorate further.

For the year ending October 31, 2001, the Company generated $9.8 million in cash from operations. This amount consisted of $7.7 million earned from earnings and non-cash charges and $15.1 from reductions in accounts receivables offset by reductions in accounts payable and accrued liabilities of $9.9 million and reductions in other working capital items of $3.1 million. Other sources of cash included additional long-term borrowings of $5.5 million and net borrowings on the Company's working capital revolver of $4.4 million. This cash was used to fund acquisitions totaling $5.6 million and implementation of the Company's new ERP system of $2.9 million.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and amends Accounting Principals Board Opinion No. 30, "Reporting the Results of Operation – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement retains the basic framework of SFAS No. 121, resolves certain implementation issues of SFAS 121, extends applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The effect of implementing both of these new standards on the Company's results of operations and financial position is not expected to be material.

Outlook and Risk Factors

The statements in this section entitled "Outlook and Risk Factors," as well as other statements throughout this report regarding trends or future performance or events, are based on management's current expectations. These statements are forward-looking and actual results may differ materially. All such statements should be read in conjunction with the risk factors discussed herein and elsewhere in this report.

U.S. Economy. The Company's business is subject to the effects of general economic conditions in the United States and, in particular, market conditions for telecommunications and networking equipment and services. In recent quarters, the Company's operating results have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in the United States. If the economic conditions in the United States do not improve, or continue to deteriorate, the Company may continue to experience material adverse impacts on its business, operating results, and financial condition.

Credit Facility and Working Capital. Management believes that its relationship with its banking partners is good and that the recently restructured credit facility adequately addresses both principal payment and financial covenant requirements for the present market conditions. However, there can be no assurance given that the Company will have adequate working capital available should market conditions continue to deteriorate. Under the restructured credit facility, the Company's access to working capital borrowings is restricted by a borrowing base of accounts receivables and inventory. As the Company's revenues have declined, availability under the facility has been reduced accordingly. Should the Company's need for working capital temporarily exceed its borrowing limits, the Company might be forced to delay payments to its bank or other vendors. Such delays could materially and negatively impact the Company's operating results. Conversely, should the Company's revenues expand rapidly in the near future, it is also possible that demand for additional working capital could be in excess of that allowed under the credit facility. However, in this scenario, management is more confident that it could successfully demonstrate the positive need for additional capital.

Dealer Agreements. The Company sells communications systems under dealer agreements with Avaya, Inc. (formerly Lucent Technologies) and Hitachi Telecom, (USA), Inc. The Company is a major dealer for both manufacturers and considers its relationship with both to be good. Nevertheless, if the Company's strategic relationship with Avaya, and to a lesser degree with Hitachi, were to be terminated prematurely or unexpectedly, the Company's operating results would be adversely impacted. Furthermore, in both the separate agreements that the Company has with Avaya for distribution of products to the commercial and lodging markets and the agreement with Hitachi, the Company must meet certain volume commitments to earn the pricing structure provided in the dealer agreements. In addition, the Company's relationship with Avaya is administered through a joint agreement between the Company, Avaya, and one of Avaya's "super distributors", Voda One (formerly Inacom) through which the Company receives specified pricing from Voda One based on certain volume requirements. Should the Company fail to meet any of these requirements, future profit margins could suffer.

Dependence upon Avaya. The Company is one of the largest dealers of Avaya products in the U.S. While the Company's agreement with Avaya is non-exclusive and the Company can and does represent other manufacturer's products in the marketplace, the Company is heavily dependent upon the quality and continued development of technologically advanced products to compete effectively. Avaya is a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. The Company offers Avaya's voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. Avaya is a market-leader in messaging, structured cabling systems, enterprise voice communications and call center systems, but is relatively new to the converged voice and data products and multi-service networking products markets.

Most industry analysts expect the growth rate for traditional voice products to be very low, while higher growth rates are expected for those products focused on networked communications tools such as converged voice and data applications. Avaya is not a leader in multi-service networking products or in converged voice and data products. The Company's long-term growth strategy is built upon being a nationwide integrator of these converged voice and data applications as well as other high-end applications and as such is dependent upon Avaya's success in developing these products in a timely manner.

Also, Avaya, like many major manufacturers, provides various incentive programs to support the advertising and sale of its products. The Company receives substantial rebates through these common incentive programs to offset both costs of goods sold and marketing expenses. These amounts are material to the Company's operating results. These rebates are based on a combination of the dollar volumes of purchases of certain products, the number of units of certain products purchased, and the year-over-year growth in purchases of certain products. Historically, the requirements of these incentive programs are changed annually. While the Company does not expect such programs to be altered to the Company's detriment, there can be no assurance given that a change in these programs won't negatively impact the Company's profit margins and operating results.

Dependence Upon a Few Suppliers. The Company's growth and ability to meet customer demands also depend in part on its capability to obtain timely deliveries of parts from suppliers. The Company's agreement with Avaya specifies the use of a single distributor from which it purchases most Avaya products. While this supplier has performed effectively and has been relatively flexible to date, there is no assurance that the present general economic conditions or other specific conditions unique to the supplier will not cause an interruption in the supply of products in the future. In addition, Avaya has recently outsourced its manufacturing operations to a third party company. During the initial months of the outsourcing agreement, there have been periodic shortages of equipment. Although the Company works closely with its suppliers to avoid these types of shortages, there can be no assurance that the Company will not encounter these problems in the future.

Hiring and Retaining Key Personnel. The Company's ability to attract, train, motivate and retain highly skilled and qualified technical and sales personnel is critical to the Company's success. Competition for such employees in the rapidly changing telecommunications industry is typically intense, although the current economic conditions have temporarily eased some of this pressure. As the Company has transformed itself into an integrated communications solutions provider, it has invested heavily in the hiring and training of personnel to sell and service the Company's new products and service offerings. If the Company is unable to retain its skilled employees or to hire additional qualified personnel as needed, it could adversely impact the Company's ability to implement its business strategies efficiently and effectively.

Competition. The market for the Company's products and services is highly competitive and subject to rapidly changing technologies. As the industry itself evolves and new technologies and products are introduced into the marketplace, new participants enter the market and existing competitors seek to strengthen their positions and expand their product/service offerings. There has been a trend toward industry consolidation, which can lead to the creation of stronger competitors who may be better able to compete as a sole-source vendor for customers. While the Company believes that through its expansion and transformation of the last few years, it has positioned itself well to compete effectively in the marketplace, its failure to maintain or enhance its competitive position could adversely affect its business and results of operations.

Lodging Industry. As a result of the overall downturn in the economy in general and the recession in the lodging industry in particular as a result of the September 11th attacks, there is deepened uncertainty to the near-term health of many of the Company's customers. While the Company has substantially divested itself from its previous dependence on this sector, it remains an important part of the Company's business and the financial failure of one or more of the Company's significant lodging customers could have a material, negative impact on the Company's financial results.

Technology Infrastructure and Information Systems. Management's ability to navigate the current market will depend heavily upon its ability to assemble the necessary information to make informed decisions and implement those decisions quickly and effectively. The Company is currently upgrading its technology infrastructure and its information systems. This upgrade will result in a consolidation from four critical legacy systems to one. The success of this conversion is critical to the Company ultimately attaining the planned productivity increases and operational efficiencies needed to improve the Company's operating results and provides the needed infrastructure for future growth.

Stock Market Volatility. Historically, the Company's stock has not been widely followed by investment analysts and has been subject to price and volume trading volatility. This volatility is sometimes tied to overall market conditions and may or may not reflect the operating performance of the Company. Due to the current negative perception of technology related stocks, the Company's declining revenues, and the relatively small size of the Company's market capitalization, the Company has seen the interest from the financial community and average trading volume of its stock decline further during fiscal 2001. As a result, there is increased risk that the Company's stock could experience even greater volatility from momentum trading by only a few stock market participants.

Other Risk Factors. In addition to the specific factors discussed above, the following general factors can also impact the Company's overall performance and results of operations: the continued growth of the IP networking market, uncertainties inherent with rapidly changing technologies and customer demand, the cost and effects of legal claims and proceedings, and relationships with suppliers, vendors and customers.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risks relating to the Company's operations result primarily from changes in interest rates. The Company did not use derivative financial instruments for speculative or trading purposes during the 2001 fiscal year.

Interest Rate Risk. The following table provides information regarding the company's financial instruments that are sensitive to changes in interest rates. The table presents the company's debt obligations and weighted-average interest rates by expected maturity dates. The variable average interest rates reflect the rates in effect at October 31, 2001. A hypothetical 10 percent change in such interest rates would not have a material effect upon the company's consolidated results of operations or cash flows. At October 31, 2001, the company had not entered into any interest rate swap agreements to manage interest rate risk. Subsequent to October 31, 2001, the company entered into an interest rate swap agreement, which was in conjunction with the company's finance facility restructuring.

	Expected Maturity Date		Fair Value
	2002	2003	10/31/01
Fixed rate	$1,000	-	$1,000
Average interest rate	7.12%	-	
Variable rate	$8,638	$14,853	
Average interest rate	5.4%	5.4%	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Public Accountants

To Xeta Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Xeta Technologies, Inc. (formerly Xeta Corporation, an Oklahoma corporation) and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xeta Technologies, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
December 11, 2001

CONSOLIDATED BALANCE SHEETS

ASSETS

	October 31, 2001	October 31, 2000
Current Assets:		
Cash and cash equivalents	$597,889	$926,330
Current portion of net investment in sales-type leases and other receivables	2,534,692	2,609,976
Trade accounts receivable, net	15,907,101	30,139,623
Inventories, net	9,008,965	8,135,062
Deferred tax asset, net	1,013,748	1,133,487
Prepaid expenses and other assets	916,461	338,828
Total current assets	29,978,856	43,283,306
Noncurrent Assets:		
Goodwill, net of amortization	25,944,567	20,579,359
Net investment in sales-type leases, less current portion above	1,092,917	2,505,841
Property, plant & equipment, net	9,599,249	6,854,851
Capitalized software production costs, net of accumulated amortization of $873,066 & $693,066	417,955	597,956
Other assets	251,333	327,658
Total noncurrent assets	37,306,021	30,865,665
Total assets	$ 67,284,877	$ 74,148,971

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:		
Current portion of long-term debt	$4,288,337	$6,820,754
Revolving line of credit	5,350,000	1,000,000
Accounts payable	4,547,347	11,750,607
Unearned revenue	2,528,103	4,513,029
Accrued liabilities	2,051,152	3,927,803
Accrued federal and state income taxes	-	125,942
Total current liabilities	18,764,939	28,138,135
Noncurrent liabilities:		
Long-term debt, less current portion above	14,853,349	17,983,011
Accrued long-term liabilities	1,299,114	1,299,114
Unearned service revenue	454,166	1,039,949
Noncurrent deferred tax liability, net	715,883	123,603
	17,322,512	20,445,677
Commitments		
Shareholders' equity:		
Preferred stock; $.10 par value; 50,000 shares authorized, 0 issued	-	-
Common stock; $.001 par value; 50,000,000 shares authorized, 10,256,740 and 9,662,736 issued at October 31, 2001 and 2000 respectively	10,256	9,662
Paid-in capital	11,637,812	9,486,776
Retained earnings	21,794,017	18,313,380
Less treasury stock, at cost	(2,244,659)	(2,244,659)
Total shareholders' equity	31,197,426	25,565,159
Total liabilities & shareholders' equity	$ 67,284,877	$ 74,148,971

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Twelve Months Ending October 31,		
	2001	2000	1999
Commercial equipment sales	$41,964,072	$54,198,673	$-
Lodging systems sales	10,063,623	16,032,612	17,857,086
Installation and service revenues	33,105,152	31,219,629	18,766,095
Other revenues	921,182	967,987	639,871
Net sales and service revenues	86,054,029	102,418,901	37,263,052
Cost of commercial equipment	29,811,902	37,403,184	-
Cost of lodging systems	6,449,040	10,076,638	10,412,029
Installation and services costs	23,511,694	21,627,342	12,206,057
Cost of other revenues & corporate COGS	2,758,651	2,481,864	654,606
Total cost of sales and service	62,531,287	71,589,028	23,272,692
Gross profit	23,522,742	30,829,873	13,990,360
Operating expenses:			
Selling, general and administrative	14,564,120	16,864,374	5,686,350
Amortization	1,609,466	1,587,230	1,936,057
Total operating expenses	16,173,586	18,451,604	7,622,407
Income from operations	7,349,156	12,378,269	6,367,953
Interest expense	(2,095,331)	(2,354,793)	-
Interest and other income	471,812	594,143	664,903
Subtotal	(1,623,519)	(1,760,650)	664,903
Income before provision for income taxes	5,725,637	10,617,619	7,032,856
Provision for income taxes	2,245,000	4,156,000	2,750,000
Net income	$3,480,637	$6,461,619	$4,282,856
Earnings per share			
Basic	$0.38	$0.77	$0.53
Diluted	$0.36	$0.66	$0.46
Weighted average shares outstanding	9,061,105	8,350,299	8,021,248
Weighted average shares equivalents	9,698,048	9,761,703	9,254,442

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Treasury Stock			
	Shares Issued	Par Value	Shares	Amount	Paid-in Capital	Retained Earnings
Balance-October 31, 1998	2,286,284	$228,628	264,547	$(1,748,116)	$5,135,818	$7,568,905
Stock options exercised $.10 par value	32,067	3,207	-	-	49,469	
Tax benefit of stock options	-	-	-	-	188,568	
Treasury stock purchased	-	-	65,150	(1,158,043)		
Two-for-one stock split	2,318,351		329,697			
Net income						4,282,856
Balance-October 31, 1999	4,636,702	231,835	659,394	(2,906,159)	5,373,855	11,851,761
Treasury stock issued in acquisition			(150,000)	661,500	2,638,500	
Stock options exercised $.05 par value	72,166	3,607			182,693	
Change in par value of common stock		(226,025)			226,025	
Two-for-one stock split	4,708,868		509,394			
Stock options exercised $.001 par value	245,000	245			61,007	
Tax benefit of stock options					1,004,696	
Net income						6,461,619
Balance-October 31, 2000	9,662,736	9,662	1,018,788	(2,244,659)	9,486,776	18,313,380
Stock options exercised $.001 par value	594,004	594	-	-	369,169	-
Tax benefit of stock options	-	-	-	-	1,781,867	-
Net income	-	-	-	-	-	3,480,637
Balance-October 31, 2001	10,256,740	$10,256	1,018,788	$(2,244,659)	$11,637,812	$21,794,017

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Twelve Months Ended October 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$3,480,637	$6,461,619	$4,282,856
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,004,518	819,439	430,599
Amortization	1,609,466	1,587,230	1,936,057
Loss on sale of assets	10,693	17,665	-
Provision for returns & doubtful accounts receivable	290,000	191,000	36,000
Provision for excess and obsolete inventory	1,300,000	325,000	496,170
Change in assets and liabilities net of acquisitions:			
(Increase) decrease in net investment in sales-type leases & other receivables	1,488,208	1,559,228	(3,709,850)
(Increase) decrease in trade receivables	15,111,338	(9,072,384)	(907,446)
(Increase) decrease in inventories	(2,548,903)	1,392,523	(1,723,570)
(Increase) in deferred tax asset	(502,687)	111,533	(47,008)
(Increase) decrease in prepaid expenses and other assets	159,284	(116,751)	(391,144)
(Increase) decrease in prepaid taxes	(662,958)	18,700	-
Increase (decrease) in accounts payable	(7,782,294)	1,104,108	379,645
Increase (decrease) in unearned revenue	(2,794,181)	(2,834,396)	2,667,239
Increase (decrease) in accrued income taxes	1,655,925	1,130,639	6,692
Increase (decrease) in accrued liabilities	(2,107,597)	(97,501)	670,283
Increase (decrease) in deferred tax liabilities	82,280	(16,421)	123,143
Total adjustments	6,313,092	(3,880,388)	(33,190)
Net cash provided by operating activities	9,793,729	2,581,231	4,249,666
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(5,595,193)	(26,556,154)	-
Purchase of long distance contracts			(156,500)
Additions to capitalized software	-	(68,550)	(114,036)
Additions to property, plant & equipment	(3,585,867)	(2,720,054)	(1,555,769)
Proceeds from sale of assets	1,200	82,325	-
Net cash used in investing activities	(9,179,860)	(29,262,433)	(1,826,305)
Cash flows from financing activities:			
Proceeds from issuance of debt	5,500,000	26,020,432	
Proceeds from draws on revolving line of credit	40,035,000	23,750,000	
Principal payments on debt	(11,162,073)	(4,216,664)	
Payments on revolving line of credit	(35,685,000)	(22,750,000)	
Purchase of treasury stock			(1,158,043)
Exercise of stock options	369,763	247,552	52,676
Net cash provided by (used in) financing activities	(942,310)	23,051,320	(1,105,367)
Net decrease in cash and cash equivalents	(328,441)	(3,629,882)	1,317,994
Cash and cash equivalents, beginning of period	926,330	4,556,212	3,238,218
Cash and cash equivalents, end of period	$597,889	$926,330	$4,556,212
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$2,760,516	$1,620,462	$18,296
Cash paid during the period for income taxes	$1,645,414	$2,956,054	$2,675,135
Treasury shares given in UST acquisition	$ -	$3,300,000	$ -

The accompanying notes are an integral part of these consolidated statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

XETA Technologies, Inc. (XETA or the Company) is a nationwide integrator of voice and data technologies. The Company provides consulting, sales, engineering, project management, installation and service of voice, data, IP networking solutions, Microsoft Exchange applications, unified messaging systems, call centers, and telephony over IP solutions to the commercial market. These products are manufactured by a variety of manufacturers including Avaya, Cisco, and Hitachi. In addition, the Company provides voice systems and XETA-manufactured call accounting systems to the hospitality industry. XETA is an Oklahoma corporation.

U.S. Technologies Systems, Inc. (USTI) is a wholly-owned subsidiary of XETA and was purchased on November 30, 1999 as part of the Company's expansion into the commercial market. Xetacom, Inc. (Xetacom), is a wholly-owned, but dormant, subsidiary of the Company.

Cash and Cash Equivalents

Cash and cash equivalents at October 31, 2001, consist of money market accounts and commercial bank accounts.

Lease Accounting

A portion of the Company's revenues has been generated using sales-type leases. The Company sells some of its call accounting systems to the lodging industry under these sales-type leases to be paid over three, four and five-year periods. Because the present value (computed at the rate implicit in the lease) of the minimum payments under these sales-type leases equals or exceeds 90 percent of the fair market value of the systems and/or the length of the lease exceeds 75 percent of the estimated economic life of the equipment, the Company recognizes the net effect of these transactions as a sale, as required by accounting principles generally accepted in the United States.

Interest and other income is primarily the recognition of interest income on the Company's sales-type lease receivables and income earned on short-term cash investments. Interest income from a sales-type lease represents that portion of the aggregate payments to be received over the life of the lease, which exceeds the present value of such payments using a discount factor equal to the rate implicit in the underlying leases.

Revenue Recognition

The Company recognizes revenue from sales-type leases as discussed above under the caption "Lease Accounting." Service revenue is recognized monthly over the life of the related sales-type lease or service agreement on a straight-line basis. In fiscal year 2000, the Company changed its revenue recognition policy related to equipment sales, in order to provide better matching of revenues and expenses under the Company's new method. Equipment revenues from call accounting and PBX systems sales are recognized upon shipment of the system and installation revenue from system sales is recognized upon installation. Under the prior method, call accounting system sales were recognized 75 percent upon shipment with the remaining 25 percent recognized upon installation. PBX system sales were recognized 100 percent upon installation. The accounting change was not material to the financial statements.

Property, Plant and Equipment

The Company capitalizes the cost of all significant property, plant and equipment additions including equipment manufactured by the Company and installed at customer locations under PBX service agreements. Depreciation is computed over the estimated useful life of the asset or the terms of the lease for leasehold improvements, whichever is shorter, on a straight-line basis. When assets are retired or sold, the cost of the assets and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is included in income. Maintenance and repair costs are expensed as incurred.

Research and Development and Capitalization of Software Production Costs

The Company capitalizes software production costs related to a product upon the establishment of technological feasibility as defined by accounting principles generally accepted in the United States. Amortization is provided on a product-by-product basis based upon the estimated useful life of the software (generally seven years). All other research and development costs (including those related to software for which technological feasibility has not been established) are expensed as incurred.

Income Taxes

Several items of income and expense, including certain sales revenues under sales-type leases, are included in the financial statements in different years than they are included in the income tax returns. Deferred income taxes are recorded for the tax effect of these differences.

Warranty and Unearned Revenue

The Company typically provides a one-year warranty from the date of installation of its systems. The Company defers a portion of each system sale to be recognized as service revenue during the warranty period. The amount deferred is generally equal to the sales price of a maintenance contract for the type of system under warranty and the length of the warranty period.

The Company also records deposits received on sales orders and prepayments for maintenance contracts as unearned revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

In the first quarter of 2000, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," in conjunction with its acquisition of USTI and the Company's internal realignment. The Company divided its operations into three reportable segments: commercial system sales, lodging system sales and installation and service. The Company defines commercial system sales as sales to the non-lodging industry. Installation and service revenues represent revenues earned from installing and maintaining systems for customers in both the commercial and lodging segments.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements and described in the summary of significant accounting policies. Company management evaluates a segment's performance based upon gross margins. Assets are not allocated to the segments. Sales to customers located outside of the United States are immaterial.

The following is tabulation of business segment information for 2001, 2000 and 1999. Segment information for 2000 and 1999 has been restated to conform to the current presentation.

	Commercial Equipment Sales	Lodging Systems Sales	Installation and Service Revenues	Other Revenue	Total
2001					
Sales	$ 41,964,072	$ 10,063,623	$ 33,105,152	$ 921,182	$86,054,029
Cost of sales	29,811,902	6,449,040	23,511,694	2,758,651	62,531,287
Gross profit	12,152,170	3,614,583	9,593,458	(1,837,469)	23,522,742
2000					
Sales	54,198,673	16,032,612	31,219,629	967,987	102,418,901
Cost of sales	37,403,184	10,076,638	21,627,342	2,481,864	71,589,028
Gross profit	16,795,489	5,955,974	9,592,287	(1,513,877)	30,829,873
1999					
Sales	-	17,857,086	18,766,095	639,871	37,263,052
Cost of sales	-	10,412,029	12,206,057	654,606	23,272,692
Gross profit	-	7,445,057	6,560,038	(14,735)	13,990,360

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No.'s 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill recorded as part of a business combination is no longer amortized, but instead will be subject to at least annual assessment for impairment by applying a fair-value-based test. Also, SFAS 142 requires that in future business combinations, all acquired intangible assets should be separately stated on the balance sheet if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. These intangible assets will then be amortized over their useful lives, resulting in amortization expense. The new rule does not require that companies evaluate existing goodwill on their books for allocation into separately recognized intangible assets. However, companies, at the time of adoption of the new standard, are required to conduct an initial fair-value-based goodwill impairment test to determine if the carrying value of the goodwill on their balance sheet is impaired. The Company has elected to early adopt SFAS 142 on November 1, 2001. In conjunction with the adoption of the standard, the Company engaged an independent valuation expert to conduct the initial assessment. The results of that assessment indicated that no impairment existed in the value of recorded goodwill on the Company's books as of November 1, 2001. As a result of the adoption of SFAS 142, the Company will no longer record goodwill amortization in its operating results. Amortization of goodwill from acquisitions was $1.5 million, $1.1 million, and $1.8 million for the years ending October 31, 2001, 2000, and 1999, respectively. Based on goodwill amounts at October 31, 2001, amortization expense of $1.4 million would have been recorded for the year ending October 31, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement amend SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The effect of this new standard on the Company's results of operations and financial position is not expected to be material.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" and amends Accounting Principals Board Opinion No. 30, "Reporting the Results of Operation – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement retains the basic framework of SFAS No. 121, resolves certain implementation issues of SFAS 121, extends applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The Statement will be applied prospectively and is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of the Statement is not expected to have any initial impact on the Company's results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the 2000 and 1999 income statements to conform with the 2001 presentation. These reclassifications had no effect on net income or retained earnings.

Change in Par Value and Stock Split

On June 26, 2000, the Company reduced the par value of its common stock to $.001 and increased the authorized shares to 50 million.

The Company declared a two-for-one stock split which was effective on July 17, 2000. All share and per share amounts contained in these financial statements and footnotes have been restated to reflect the stock split.

2. ACQUISITIONS:

The accompanying balance sheet and statements of operations represent the financial condition and results of operations of the Company after consolidating the operating results of each of the transactions discussed below since the date of acquisition.

On November 1, 2000, the Company acquired substantially all of the assets of Pro Networks Corporation (Pro Net) and Key Metrology, Inc. (KMI) in separate transactions. Both of these acquisitions were made to fulfill part of the Company's growth strategy to provide complex applications and professional services in addition to its traditional voice products and services. Both of these transactions were accounted for using the purchase method of accounting. The combined purchase price was $5.6 million resulting in approximately $5.3 million in goodwill. Prior to November 1, 2001, the Company amortized goodwill over 20 years unless circumstances indicated a shorter life was appropriate. Both transactions contained earn-out provisions, which could have resulted in additional purchase price being paid to the sellers; however, management anticipates that the provisions will expire unearned.

On February 29, 2000, the Company acquired substantially all of the properties and assets (the Assets) of Advanced Communications Technologies, Inc. (ACT) pursuant to the terms of an Asset Purchase Agreement (the Purchase Agreement) dated February 22, 2000, entered into among the Company and ACT, its parent corporation, Noram Telecommunications, Inc., an Oregon corporation, and its parent corporation, Quanta Services, Inc., a Delaware corporation. The Company also assumed all of ACT's existing liabilities as disclosed on ACT's balance sheet with the exception of inter-company liabilities and income taxes payable by ACT. The purchase price of the Assets was $3 million which included the book value (as defined in the Purchase Agreement) of ACT plus $250,000. In conjunction with the purchase, the Company recorded $874,000 of goodwill.

On November 30, 1999, the Company acquired USTI, a Missouri Subchapter S corporation. The Company purchased all of the outstanding common stock of USTI for $26 million in cash, inclusive of $3 million in hold-backs, plus 300,000 shares of XETA common stock held in treasury with a market value of $3.3 million on the date of issuance. At October 31, 2001, there remained $1 million in hold-backs subject to various indemnity provisions in the purchase agreement. This amount was paid in full according to the terms of the purchase agreement on November 30, 2001. The transaction was accounted for using the purchase method of accounting and goodwill of $22,000,000 was added to the Company's balance sheet.

The unaudited proforma information presented below consists of statement of operations data as presented if USTI's results had been consolidated from the first day of the period reported.

	Proforma Year ended October 31,	
	2000	1999
Revenues	$ 106,462,887	$ 75,213,052
Net income	$ 6,869,101	$ 6,694,856
Basic earnings per share	$ 0.82	$ 1.27
Diluted earnings per share	$ 0.70	$ 1.10

Please see Note 1 above regarding the Company's adoption of SFAS 142 and the related accounting for goodwill beginning November 1, 2001.

3. ACCOUNTS RECEIVABLE:

Trade accounts receivable consist of the following at October 31:	2001	2000
Trade receivables	$ 17,205,346	$ 32,003,881
Less- reserve for doubtful accounts	1,298,245	1,864,258
Net trade receivables	$ 15,907,101	$ 30,139,623

Adjustments to the reserve for doubtful accounts consist of the following at October 31:	2001	2000
Balance, beginning of period	$ 1,864,258	$ 185,168
Acquired at acquisition	-	1,642,771
Provision for doubtful accounts	290,000	191,000
Net write-offs	(856,013)	(154,681)
Balance, end of period	$ 1,298,245	$ 1,864,258

4. INVENTORIES:

Inventories are stated at the lower of cost (first-in, first-out or average) or market and consist of the following components at October 31:

	2001	2000
Raw materials	$ 1,236,411	$ 1,235,842
Finished goods and spare parts	9,459,787	8,032,695
	10,696,198	9,268,537
Less- reserve for excess and obsolete inventories	1,687,233	1,133,475
Total inventories, net	$ 9,008,965	$ 8,135,062

Adjustments to the reserve for excess and obsolete inventories consist of the following:

	2001	2000
Balance, beginning of period	$ 1,133,475	$ 821,170
Provision for excess and obsolete inventories	1,300,000	325,000
Adjustments to inventories	(746,242)	(12,695)
Balance, end of period	$ 1,687,233	$ 1,133,475

5. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following at October 31:

	Estimated Useful Lives	2001	2000
Building	20	$ 2,397,954	$ 2,397,954
Data processing and computer field equipment	3-5	7,862,996	4,244,213
Land	-	611,582	611,582
Office furniture	5	1,084,117	958,385
Auto	5	251,477	266,668
Other	3-7	673,538	677,137
Total property, plant and equipment		12,881,664	9,155,939
Less- accumulated depreciation		3,282,415	2,301,088
Total property, plant and equipment, net		$ 9,599,249	$ 6,854,851

6. ACCRUED LIABILITIES:

Accrued liabilities consist of the following at October 31:

	2001	2000
Commissions	$ 493,915	$1,608,576
Interest	144,138	708,750
Payroll	416,406	401,632
Bonuses	541,382	334,476
Vacation	398,100	294,905
Other	57,211	579,464
Total current	2,051,152	3,927,803
Noncurrent liabilities	1,299,114	1,299,114
Total accrued liabilities	$ 3,350,266	$ 5,226,917

7. UNEARNED REVENUE:

Unearned revenue consists of the following at October 31:

	2001	2000
Service contracts	$ 1,375,018	$ 1,884,155
Warranty service	578,964	1,001,791
Customer deposits	370,714	1,309,159
Systems shipped but not installed	139,247	196,766
Other	64,160	121,158
Total current unearned revenue	2,528,103	4,513,029
Noncurrent unearned service contract revenue	454,166	1,039,949
Total unearned revenue	$ 2,982,269	$ 5,552,978

8. INCOME TAXES:

Income tax expense is based on pretax financial accounting income. Deferred income taxes are computed using the asset-liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" and are provided on all temporary differences between the financial basis and the tax basis of the Company's assets and liabilities.

The income tax provision for the years ending October 31, 2001, 2000 and 1999, consists of the following:

	2001	2000	1999
Current provision – federal	$ 1,630,630	$ 4,440,000	$ 2,176,000
Current provision – state	350,800	753,000	498,000
Deferred provision (benefit)	263,570	(1,037,000)	76,000
Total provision	$ 2,245,000	$ 4,156,000	$ 2,750,000

The reconciliation of the statutory income tax rate to the effective income tax rate is as follows:

	Year Ended October 31,		
	2001	2000	1999
Statutory rate	34 %	34 %	34 %
State income taxes	7 %	7 %	7 %
Other	(2)%	(2)%	(2)%
Effective rate	39 %	39 %	39 %

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of October 31 are presented below:

	2001	2000
Deferred tax assets:		
Prepaid service contracts	$ 247,423	$ 337,559
Nondeductible reserves	925,917	1,630,311
Unamortized cost of service contracts	102,412	31,186
Other	95,599	29,224
Total deferred tax asset	1,371,351	2,028,280
Deferred tax liabilities:		
Tax income to be recognized on sales-type lease contracts	394,624	603,606
Unamortized capitalized software development costs	160,495	203,305
Other	518,367	211,485
Total deferred tax liability	1,073,486	1,018,396
Net deferred tax asset	$ 297,865	$ 1,009,884

9. CREDIT AGREEMENTS:

Financing for the acquisitions described in Note 2 was provided through an amended and restated credit facility with a bank. The credit facility consists of term loans that were used to finance most of the cash purchase price for each of the acquisitions and a revolving line of credit. On October 31, 2001, the credit facility was restructured to reflect the Company's current earnings levels, expand the revolving line of credit to $9 million, and to more fully collateralize the outstanding debt. At October 31, 2001, long-term debt consisted of the following:

	October 31, 2001	October 31, 2000
$9 million bank line of credit, due October 31, 2002, secured by a borrowing base of accounts receivable and inventories	$ 5,350,000	$ 1,000,000
Term loan, payable in monthly installments of $259,861 at October 31, 2001 and $433,674 at October 31, 2000, due October 31, 2003	15,591,686	21,803,765
Real estate term note, payable in monthly installments of $14,166, due October 31, 2003, secured by a first mortgage on the Company's headquarters building.	2,550,000	-
Acquisition hold-back, payable on November 30, 2001	1,000,000	3,000,000
	24,491,686	25,803,765
Less-current maturities	9,638,337	7,820,754
	$14,853,349	$17,983,011

Maturities of long-term debt for each of the years ended October 31, are as follows:

2002	$9,638,337
2003	14,853,349

Interest on all outstanding debt under the credit facility accrues at either a) the London Interbank Offered Rate (which was 2.34% at October 31, 2001) plus 1.25% to 3.25%, as determined by the collateral underlying the loan and the ratio of the Company's total funded debt to EBITDA (as defined in the credit facility) or b) the bank's prime rate (which was 5.5% at October 31, 2001) minus 0% to 1.5%. The credit facility requires, among other things, that the Company maintains a minimum net worth, working capital and debt service coverage ratio and limits capital expenditures. At October 31, 2001, the Company was in compliance with the covenants of the credit facility.

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the long-term debt approximates the carrying value.

10. STOCK OPTIONS:

During fiscal 2000, the Company adopted a new stock option plan (2000 Plan) for officers, directors and key employees. The 2000 Plan replaces the previous 1988 Plan, which had expired. Under the 2000 Plan, the Board of Directors or a committee thereof determine the option price, not to be less than fair market value, the date of the grant, number of options granted, and the vesting period. Although there are exceptions, generally options that have been granted under the 2000 Plan expire 10 years from the date of grant, have 3-year cliff-vesting and are incentive stock options as defined under the applicable IRS tax rules. Options granted under the previous 1988 Plan generally vested 33 1/3% per year after a 1-year waiting period.

	Outstanding Options (1988 and 2000 Plans)	
	Number	Price Per Share
Balance, October 31, 1999	337,076	$ 0.25 - 4.38
Granted	258,400	$ 9.06 - 18.13
Exercised	(99,732)	$ 0.25 - 4.38
Forfeited	(21,100)	$ 11.00 -18.13
Balance, October 31, 2000	474,644	$ 0.25 - 18.13
Granted	119,350	$ 5.31 - 11.63
Exercised	(94,004)	$ 0.25 - 4.38
Forfeited	(-58,650)	$ 9.06 - 18.13
Balance, October 31, 2001	441,140	$ 0.31 - 18.13

At October 31, 2001 and 2000, options to purchase 170,840 and 341,804 shares, respectively, are exercisable.

The Company has also granted options outside the Plan to certain officers and directors. These options generally expire ten years from the date of grant and are exercisable over the period stated in each option. The table below presents information regarding options granted outside the Plan.

	Outstanding Options	
	Number	Price Per Share
Balance, October 31, 1999	2,400,000	$ 0.25-5.94
Granted	40,000	$ 15.53
Exercised	(289,600)	$ 0.25
Balance, October 31, 2000	2,150,400	$ .25-15.53
Granted	-	$ -
Exercised	(500,000)	$ 0.25 – 5.81
Forfeited	(200,000)	$ 5.81
Balance, October 31, 2001	1,450,400	$0.25–15.53

Accounting for stock options issued to employees is governed by SFAS 123, "Accounting for Stock Based Compensation." Generally, SFAS 123 requires companies to record in their financial statements the compensation expense, if any, related to stock options issued to employees. Under an alternative accounting method adopted by the Company, SFAS 123 allows the Company to only disclose the impact of issued stock options as if the expense had been recorded in the financial statements. Had the Company recorded compensation expense related to its stock option plans in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	For the Year Ended October 31,		
	2001	2000	1999
NET INCOME:			
As reported	$ 3,480,637	$ 6,461,619	$ 4,282,856
Pro forma	$ 2,796,612	$ 5,797,629	$ 4,088,298
EARNINGS PER SHARE:			
As reported – Basic	$ .38	$ .77	$ .53
As reported – Diluted	$ .36	$ .66	$ .46
Pro forma – Basic	$ .31	$ .69	$ .51
Pro forma – Diluted	$ .29	$ .59	$ .44

The fair value of the options granted was estimated at the date of grant using the Modified Black-Scholes European pricing model with the following assumptions: risk free interest rate (4.82% to 5.78%), dividend yield (0.00%), expected volatility (81.11% to 81.32%), and expected life (6 years).

11. EARNINGS PER SHARE:

All Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the reporting period. A reconciliation of net income and weighted average shares used in computing basic and diluted earnings per share is as follows:

	For the Year Ended October 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Net income	$3,480,637	9,061,105	$ .38
Dilutive effect of stock options		636,943	
Diluted EPS			
Net income	$3,480,637	9,698,048	$ .36

	For the Year Ended October 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Net income	$ 6,461,619	8,350,299	$ .77
Dilutive effect of stock options		1,411,404	
Diluted EPS			
Net income	$ 6,461,619	9,761,703	$ .66

	For the Year Ended October 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Net income	$4,282,856	8,021,248	$ .53
Dilutive effect of stock options		1,233,194	
Diluted EPS			
Net income	$4,282,856	9,254,442	$ .46

12. SALES-TYPE LEASES:

Minimum future annual payments to be received under various leases are as follows:

	Sales-Type Lease Payments Receivable
2002	$2,231,108
2003	785,080
2004	291,432
2005	2,264
	3,309,884
Less- imputed interest	324,329
Present value of minimum payments	$ 2,985,555

13. MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Marriott International/Marriott Host (Marriott) is a major customer of the Company. The Company has systems installed at various Marriott owned or managed hotels under the brands "Marriott," "Residence Inn by Marriott," "Courtyard by Marriott," and "Fairfield Inn by Marriott." Revenues from Marriott represented 22 percent of the Company's revenues for the year 1999. Marriott has been a major customer of the Company since 1986 and management considers its relationship with Marriott to be good.

During fiscal 2000 and 2001, no single customer represented 10 percent or more of revenues.

The Company extends credit to its customers in the normal course of business, including under its sales-type lease program. As a result, the Company is subject to changes in the economic and regulatory environments or other conditions, which, in turn, may impact the Company's overall credit risk. However, the Company sells to a wide variety of customers, and except for its hospitality customers, does not focus its sales and marketing efforts on any particular industry. Management considers the Company's credit risk to be satisfactorily diversified and believes that the allowance for doubtful accounts is adequate to absorb estimated losses at October 31, 2001 and 2000.

14. EMPLOYMENT AGREEMENTS:

The Board of Directors adopted a new bonus plan in fiscal 2000 to replace the plan previously in place. Under the new plan, bonuses were to be paid to executives and key employees based on targeted financial results, which reflected the Company's annual operating plan. Those targeted results were not fully achieved in fiscal 2001 or 2000; however, the Company elected to pay partial bonuses to key employees of approximately $157,500 and $120,000, respectively.

In fiscal year 1999, $1,114,000 was paid under the previous bonus plan.

15. CONTINGENCIES:

Litigation

Since 1994, the Company has been monitoring numerous patent infringement lawsuits filed by Phonometrics, Inc., a Florida company, against certain telecommunications equipment manufacturers and hotels who use such equipment. While the Company has not been named as a defendant in any of these cases, several of its call accounting customers are named defendants. These customers have notified the Company that they will seek indemnification under the terms of their contracts with the Company. However, because there are other equipment vendors implicated along with the Company in the cases filed against its customers, the Company has never assumed the outright defense of its customers in any of these actions.

All of the cases filed by Phonometrics against the Company's customers were originally filed in, or transferred to, the United States District Court for the Southern District of Florida. In October 1998 the Florida Court dismissed all of the cases filed against the hotels for failure to state a claim, relying on the precedent established in Phonometrics' unsuccessful patent infringement lawsuit against Northern Telecom. Phonometrics appealed the Florida Court's order and the United States Court of Appeals for the Federal Circuit reversed the Florida Court's dismissal of the cases, but did so solely upon the basis of a procedural matter. The Appeals Court made no ruling with respect to the merits of Phonometrics' case and remanded the cases back to the Florida Court for further proceedings. These cases were reopened in April 2000. Thereafter, Phonometrics filed motions to disqualify the Florida Court judge hearing the cases. These motions were denied by the Florida Court and Phonometrics appealed the denial. The cases were stayed by the Florida Court pending the outcome of this appeal. In November 2001, several defendant hotels filed motions for summary judgment. The Florida Court issued an order lifting the stay on the cases only for purposes of hearing motions for summary judgment. The Company will continue to monitor proceedings in these actions.

16. RETIREMENT PLAN:

The Company has a 401(k) retirement plan (Plan). In addition to employee contributions, the Company makes discretionary matching and profit sharing contributions to the Plan based on percentages set by the Board of Directors. Contributions made by the Company to the Plan were approximately $534,000, $355,000 and $168,000 for the years ending October 31, 2001, 2000, and 1999, respectively.

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following quarterly financial data has been prepared from the financial records of the Company without an audit, and reflects all adjustments which, in the opinion of management, were of a normal, recurring nature and necessary for a fair presentation of the results of operations for the interim periods presented.

	For the Fiscal Year Ended October 31, 2001			
	Quarter Ended			
	January 31, 2001	April 30, 2001	July 31, 2001	October 31, 2001
	(in thousands, except per share data)			
Net sales	$ 25,123	$ 22,597	$ 20,964	$ 17,370
Gross profit	6,864	5,919	5,777	4,963
Operating income	2,622	1,112	2,034	1,581
Net income	1,255	399	978	849
Basic EPS	$ 0.14	$ 0.04	$ 0.11	$ 0.09
Diluted EPS	$ 0.13	$ 0.04	$ 0.10	$ 0.09

	For the Fiscal Year Ended October 31, 2000			
	Quarter Ended			
	January 31, 2000	April 30, 2000	July 31, 2000	October 31, 2000
	(in thousands, except per share data)			
Net sales	$ 20,550	$ 27,473	$ 25,580	$ 28,816
Gross profit	6,227	7,922	8,074	8,606
Operating income	2,624	3,335	2,954	3,465
Net income	1,520	1,726	1,436	1,780
Basic EPS	$ 0.19	$ 0.21	$ 0.17	$ 0.20
Diluted EPS	$ 0.16	$ 0.17	$ 0.15	$ 0.18

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Part Three

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

The directors, executive officers and significant employees of the Company are set forth below. All officers and members of the Board of Directors serve for a term of one year or until their successors are duly elected and qualified. Directors may be removed by holders of 66 2/3% of the Company's outstanding voting shares.

Name	Age	Positions With Company
Jack R. Ingram	Age 58	Chairman of the Board, Chief Executive Officer, and President
Robert B. Wagner	Age 40	Chief Financial Officer, Vice President of Finance, Secretary, Treasurer, and Director
Larry N. Patterson	Age 45	Senior Vice President, Sales and Service
Donald E. Reigel	Age 47	Regional Vice President, Sales - Central
James J. Burke	Age 57	Regional Vice President, Sales – Western
Sandra J. Connor	Age 37	Regional Vice President, Sales – Eastern
Ron B. Barber	Age 47	Director
Donald T. Duke	Age 52	Director
Dr. Robert D. Hisrich	Age 57	Director
Ronald L. Siegenthaler	Age 58	Director

A brief account of the business experience for the past five years of the individuals listed above follows.

Mr. Ingram has been the Company's Chief Executive Officer since July 1990. He also served as the Company's President from July 1990 until August 1999 and re-assumed that position in June 2001. He has been a director of the Company since March 1989. Mr. Ingram's business experience prior to joining the Company was concentrated in the oil and gas industry. Mr. Ingram holds a Bachelor of Science Degree in Petroleum Engineering from the University of Tulsa.

Mr. Wagner has been the Company's Vice President of Finance and Chief Financial Officer since March 1989. He has been with the Company since July 1988 and became a member of the Board of Directors in March 1996. Mr. Wagner is a Certified Public Accountant licensed in Oklahoma and received his Bachelor of Science Degree in Accounting from Oklahoma State University.

Mr. Patterson joined the Company in March 2000 and serves as Senior Vice President, Sales and Service. Prior to his employment with the Company, Mr. Patterson worked for Exxon Corporation and held various executive positions in Europe, Asia and Latin America with Exxon Company, International. He is a member of the American Management Association and is active in Organizational Development, Leadership Development and Investment Management activities. Mr. Patterson received his Bachelor of Science Degree in Engineering from Oklahoma State University.

Mr. Reigel joined the Company in June 1993 as PBX Product Sales Manager. He was promoted to Vice President of Marketing and Sales in June 1995; became Vice President of Hospitality Sales in December, 1999; and is currently Regional Vice President, Sales – Central. Prior to his employment with the Company, Mr. Reigel served as a national accounts sales manager for WilTel Communications Systems. Mr. Reigel received his Bachelor of Science Degree in Business from the University of Colorado.

Mr. Burke joined the Company in November 1999 in conjunction with the acquisition of USTI and is currently Regional Vice President, Sales – Western. Prior to his employment with the Company, he had been employed by USTI since August 1990 and served as the Western Region Sales Director and National Sales Director. Mr. Burke received his Bachelor of Science Degree in Business from Niagara University.

Ms. Connor joined the Company in September 2000 and is currently Regional Vice President, Sales – Eastern. Prior to her employment with the Company, Ms. Connor served in various sales and sales operations assignments at Lucent Technologies, most recently as Area Sales Vice President for the New England Region - Enterprise Networks Division. Ms. Connor received her Bachelor of Science Degree in Management from the University of Massachusetts, Lowell.

Mr. Barber has been a director of the Company since March 1987. He has been engaged in the private practice of law since October 1980 and is a shareholder in the law firm of Barber & Bartz, a Professional Corporation, in Tulsa, Oklahoma, which serves as counsel to the Company. Mr. Barber is also a Certified Public Accountant licensed in Oklahoma. He received his Bachelor of Science Degree in Business Administration (Accounting) from the University of Arkansas and his Juris Doctorate Degree from the University of Tulsa.

Mr. Duke has been a director of the Company since March 1991. He is President of Duke Energy Co. L.L.C., an oil and gas consulting and investment firm. Mr. Duke has been in senior management in the oil and gas industry since 1980, including time as President and Chief Operating Officer of Hadson Petroleum (USA), Inc., a domestic oil and gas subsidiary of Hadson Corporation, where he was responsible for all phases of exploration and production, land, accounting, operations, product marketing and budgeting and planning. Mr. Duke has a Bachelor of Science Degree in Petroleum Engineering from the University of Oklahoma.

Dr. Hisrich has been a director of the Company since March 1987. He occupies the A. Malachi Mixon III Chair in Entrepreneurial Studies and is Professor of Marketing and Policy Studies at the Weatherhead School of Management at Case Western Reserve University in Cleveland, Ohio. Prior to assuming such positions, he occupied the Bovaird Chair of Entrepreneurial Studies and Private Enterprise and was Professor of Marketing at the College of Business Administration for the University of Tulsa. He is also a marketing and management consultant. He is a member of the Board of Directors of Jameson Inn, Inc., and Noteworthy Medical Systems, Inc., a member of the Editorial Boards of the Journal of Venturing and the Journal of Small Business Management, and a member of the Board of Directors of Enterprise Development, Inc. Dr. Hisrich received his Bachelor of Arts Degree in English and Science from DePauw University and his Master of Business Administration Degree (Marketing) and Ph.D. in Business Administration (Marketing, Finance, and Quantitative Methods) from the University of Cincinnati.

Mr. Siegenthaler has been a director of the Company since its incorporation. He also served as its Executive Vice President from July 1990 until March, 1999. Since 1974, through SEDCO Investments, a partnership in which Mr. Siegenthaler is a partner, and as an individual, Mr. Siegenthaler has been involved as partner, shareholder, officer, director, or sole proprietor of a number of business entities with significant involvement in fabrication and marketing of steel, steel products and other raw material, real estate, oil and gas, and telecommunications. Mr. Siegenthaler received his Bachelor's Degree in Liberal Arts from Oklahoma State University.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of (i) Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, (ii) Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and (iii) written representations made to the Company by its directors and officers, the Company knows of no director, officer, or beneficial owner of more than ten percent of the Company's Common Stock who has failed to file on a timely basis reports of beneficial ownership of the Company's Common Stock as required by Section 16(a) of the Securities Exchange Act of 1934, as amended, except as follows: Mr. Hisrich was late in filing his Statements of Changes in Beneficial Ownership on Form 4 for the month of February 2001. Mr. Jon Wiese, former President and Co-CEO of the Company, was late in filing his Statement of Changes in Beneficial Ownership on Form 4 for the month of August 2001.

ITEM 11. EXECUTIVE COMPENSATION.

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Compensation," to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before February 28, 2002 and to be used in connection with the Company's Annual Meeting of Shareholders to be held March 28, 2002 is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

That portion of the Company's definitive Proxy Statement appearing under the caption "Security Ownership of Certain Beneficial Owners and Management," to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before February 28, 2002 and to be used in connection with the Company's Annual Meeting of Shareholders to be held March 28, 2002 is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

That portion of the Company's definitive Proxy Statement appearing under the caption "Related Transactions," to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before February 28, 2002 and to be used in connection with the Company's Annual Meeting of Shareholders to be held March 28, 2002 is hereby incorporated by reference.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements – See Index to Financial Statements at Page 20 of this Form 10-K.

(2) Financial Statement Schedule - None.

(3) Exhibits – See Exhibit Index at Page 25 of this Form 10-K.

(b) The Company filed no report on Form 8-K during the last quarter of the fiscal year ended October 31, 2001.

(c) See Exhibit Index at Page 25 of this Form 10-K.

(d) See Index to Financial Statements at Page 20 of this Form 10-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XETA TECHNOLOGIES, INC.

January 29, 2002

By: Jack R. Ingram
Jack R. Ingram, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

January 29, 2002 — Jack R. Ingram
Jack R. Ingram, Chief Executive Officer, President and Director

January 29, 2002 — Robert B. Wagner
Robert B. Wagner, Vice President of Finance, Chief Financial Officer, and Director

January 29, 2002 — Donald T. Duke
Donald T. Duke, Director

January 29, 2002 — Ronald L. Siegenthaler
Ronald L. Siegenthaler, Director

SEC No. Description

(2) **Plan of acquisition, reorganization, arrangement, liquidation or succession** – None.

(3) (i) **Articles of Incorporation** –

*(a) Amended and Restated Certificate of Incorporation of the Registrant -- Incorporated by reference to Exhibits 3.1 and 3.2 to the Registrant's Registration Statement on Form S-1, filed on June 17, 1987 (File No. 33-7841).

*(b) Amendment No. 1 to Amended and Restated Certificate of Incorporation -- Incorporated by reference to Exhibit 4.2 to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8, filed on July 28, 1999 (File No. 33-62173).

*(c) Amendment No. 2 to Amended and Restated Certificate of Incorporation – Incorporated by reference to Exhibit 3(i)(c) to the Registrant's Form 10-Q for the quarter ended April 30, 2000, filed on June 14, 2000 (File No. 0-16231).

*(d) Amendment No. 3 to Amended and Restated Certificate of Incorporation – Incorporated by reference to Exhibit 4.4 to the Company's Post-Effective Amendment No. 2 to the Registration Statement Form S-8, filed on June 28, 2000 (File No. 33-62173).

(ii) **Bylaws** –

*(a) Amended and Restated Bylaws of the Registrant – Incorporated by reference to Exhibit 3(ii)(a) to the Registrant's Form 10-Q for the quarter ended April 30, 2001, filed on July 14, 2001 (File No. 0-16231).

(4) **Instruments defining rights of security holders, including indentures** – None other than the Amended and Restated Certificate of Corporation of the Registrant, as amended, and Amended and Restated Bylaws of the Registrant, as identified in Exhibit 3(i) and 3(ii) to this report.

(10) **Material Contracts** –

*10.1 Dealer Agreement Among Lucent Technologies, Inc.; Distributor, Inacom Communications, Inc.; and XETA Corporation for Business Communications Systems—Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended April 30, 1999, filed on June 11, 1999 (File No. 0-16231).

*10.2 Real Estate Mortgage on the Registrant's Broken Arrow, Oklahoma property—Incorporated by reference to Exhibit 2.5 to the Registrant's Form 8-K filed on December 15, 1999 (File No. 0-16231).

*10.3 Pledge and Security Agreement relating to November 30, 1999 Credit Agreement – Incorporated by reference to Exhibit 2.4 to the Registrant's Form 8-K filed on December 15, 1999 (File No. 0-16231).

*10.4 Subsidiary Guaranty by U.S. Technologies Systems, Inc. of November 30, 1999 Credit facility – Incorporated by reference to Exhibit 2.6 to the Registrant's Form 8-K filed on December 15, 1999 (File No. 0-16231).

*10.5 Stock Purchase Option dated February 1, 2000 granted to Larry N. Patterson – Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-Q for the quarter ended April 30, 2000, filed on June 14, 2000 (File No. 0-16231).

*10.6 Amendment to Dealer Agreement Among Lucent Technologies, Inc. Distributor, Inacom Communications, Inc.; and XETA Corporation, for Business Communications Systems, dated effective March 19, 2000 – Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-Q for the quarter ended April 30, 2000, filed on June 14, 2000 (File No. 0-16231).

*10.7 XETA Technologies 2000 Stock Option Plan – Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-Q for the quarter ended April 30, 2000, filed on June 14, 2000 (File No. 0-16231).

*10.8 HCX 5000® Authorized Distributor Agreement dated April 1, 2000 between Hitachi Telecom (USA), Inc. and XETA Corporation—Omitted as substantially identical to the Authorized Distributor Agreement dated April 8, 1993 between Hitachi America, Ltd. and XETA Corporation which was previously filed as Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1993 (File No. 0-16231).

*10.9 Stock Purchase Option dated August 11, 2000 granted to Larry N. Patterson - Incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000, filed on January 29, 2001. (File No. 0-16231).

*10.10 First Amendment to Credit Agreement dated August 21, 2000 among XETA Technologies, Inc., the Lenders, the Agent and the Arranger - Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000, filed on January 29, 2001. (File No. 0-16231).

*10.11 Notice of Assignment by Lucent Technologies Inc. dated September 14, 2000 of all contracts with XETA Technologies, Inc. (including the Dealer Agreement) to Avaya Inc. - Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000, filed on January 29, 2001. (File No. 0-16231).

*10.12 Asset Purchase Agreement dated as of October 31, 2000, by and among Key Metrology Integration, Inc. as Seller, its principal shareholder The Douglas Wendell Myers Revocable Living Trust, XETA Technologies, Inc., as Purchaser, and Douglas Wendell Myers, individually - Incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000, filed on January 29, 2001. (File No. 0-16231).

*10.13 Asset Purchase Agreement dated as of October 31, 2000, by and among PRO Networks Corporation, as Seller, its shareholders The John Gerard Sargent Revocable Living Trust and The Nancy Rhea Sargent Revocable Living Trust, XETA Technologies, Inc., as Purchaser, and John Gerard Sargent and Nancy Rhea Sargent, individually - Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed on November 15, 2000 (File No. 0-16231).

*10.14 Second Amendment to Credit Agreement dated June 8, 2001 among XETA Technologies, Inc., the Lenders, the Agent and the Arranger - Incorporated by reference to exhibit 10.19 to the Registrant's Form 10-Q for the quarter ended July 31, 2001, filed on September 14, 2001 (File No. 0-16231).

10.15 Amended and Restated Audit Agreement dated October 31, 2001 among XETA Technologies, Inc., the Lenders and the Agent.

(11) **Statement re: computation of per share earnings** – Inapplicable.

(15) **Letter re: unaudited interim financial information** - Inapplicable.

(18) **Letter re: change in accounting principles** – Inapplicable.

(19) **Report furnished to security holders** – None.

(22) **Published report regarding matters submitted to a vote of security holders** – None.

(23) **Consents of experts and counsel**

23.1 Consent of Arthur Andersen LLP

(24) **Power of Attorney** – None.

(27) **Financial Data Schedule**

(99) **Additional Exhibits** – None.

*Previously filed.

Undertaking

In accordance with Rule 14a-3(10) of the Securities Exchange Act of 1934, the Company will provide shareholders with a separate copy of its 10-K as filed with the SEC upon written request to Corporate Secretary at the Company's headquarters, at no charge to the shareholders. Copies of Exhibits to such report will only be furnished upon specific request and payment of the Company's reasonable costs in furnishing such Exhibits.


XETA
TECHNOLOGIES
Technology integrators. Service innovators.™

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders of XETA Technologies, Inc. will be held at the Tulsa Marriott Southern Hills located at 1902 East 71st Street, Tulsa, Oklahoma, on March 28, 2002 at 6:30 p.m., local time, for the following purposes:

1. To elect six (6) members to the Company's Board of Directors to serve until the next Annual Meeting of Shareholders and until their successors have been elected and qualified;
2. To ratify the selection of Arthur Andersen LLP as independent certified public accountants for the Company for the 2002 fiscal year; and
3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on February 1, 2002, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting or any adjournment or adjournments thereof. Only shareholders of record at such time will be so entitled to vote. The Company's Proxy Statement is attached. The Proxy Statement and form of proxy will first be sent to shareholders on or about February 22, 2002.

IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE ANNUAL MEETING REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. IF YOU DO NOT EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. THE GIVING OF THIS PROXY DOES NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IN THE EVENT YOU ATTEND THE MEETING.


SEC MAIL PROCESSING
RECEIVED
FEB 19 2002
WASH. D.C.
354
SECTION

By Order of the Board of Directors

Robert B. Wagner
Secretary

February 22, 2002


XETA
TECHNOLOGIES
Technology integrators. Service innovators.™

1814 West Tacoma, Broken Arrow, Oklahoma 74012

PROXY STATEMENT

SOLICITATION OF PROXIES

This Proxy Statement is being furnished to shareholders of XETA Technologies, Inc. (the "Company") by its Board of Directors to solicit proxies for use at the Annual Meeting of Shareholders to be held on March 28, 2002, at the Tulsa Marriott Southern Hills located at 1902 East 71st Street, Tulsa, Oklahoma, at 6:30 p.m., local time, or at such other time and place to which the Annual Meeting may be adjourned.

The purpose of the Annual Meeting is (i) to elect six (6) members to the Company's Board of Directors to serve for the ensuing year and until their successors are elected; (ii) to ratify the selection of Arthur Andersen LLP as the Company's independent certified public accountants for the fiscal year ending October 31, 2002; and (iii) at the discretion of the proxy holders, to transact any other business that may properly come before the Annual Meeting or any adjournment thereof.

You are urged to promptly complete and return the accompanying proxy card in the envelope provided, whether or not you intend to be present at the Annual Meeting. If you are present at the Annual Meeting and wish to vote your shares in person, the accompanying proxy will, at your request, be returned to you at the Annual Meeting. Any shareholder giving a proxy has the power to revoke it at any time before it is exercised by executing a subsequently dated proxy, submitting a notice of revocation to the Company, or attending the Annual Meeting and voting in person.

Proxies properly executed and returned will be voted in accordance with the specifications marked on the proxy card. Proxies containing no specifications will be voted in favor of the proposals described in this Proxy Statement.

It is expected that this Proxy Statement and the accompanying form of proxy will first be mailed to shareholders on or about February 22, 2002. The cost of soliciting proxies will be borne by the Company. The Company will reimburse brokerage firms, banks and other nominees, custodians and fiduciaries for their reasonable expenses incurred in sending proxy materials to beneficial owners of shares and obtaining their instructions. The Company has retained Computershare Investor Services ("Computershare") to assist in the distribution of the proxies and proxy statements for an estimated fee of $660.00. Votes will be tabulated by Computershare.

VOTING SECURITIES

Only shareholders of record at the close of business on February 1, 2002 (the record date) are entitled to vote at the Annual Meeting and any adjournment thereof. As of such date, there were 9,237,952 shares of Common Stock of the Company outstanding (excluding 1,018,788 shares held in treasury). Shareholders are entitled to one vote per share of Common Stock registered in their name on the record date. A majority of the shares entitled to vote, present in person or represented by proxy, is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as shares present in determining whether the quorum requirement is satisfied but are not counted as votes cast in the tabulation of votes on any matter brought before the Meeting. The affirmative vote of a majority of the shares of the Company's Common Stock represented at the Annual Meeting is required for the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company as of December 31, 2001 regarding beneficial ownership of the Company's Common Stock, par value $.001 per share, by (a) each person known by the Company to own more than five percent (5%) of the Company's Common Stock, (b) each director and nominee for election as a director of the Company, (c) each executive officer named in the Summary Compensation Table, and (d) all directors and executive officers of the Company as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class
Jack R. Ingram	1,398,500	(3)	14.56%
Ronald L. Siegenthaler P.O. Box 571300, Tulsa, OK 74157	1,227,184	(4)	12.73%
Jon A. Wiese 11509 S. Granite Ave., Tulsa, OK 74137	580,000		5.91%
Robert B. Wagner	118,600	(5)	1.28%
Ron B. Barber 525 S. Main Street, Suite 800 Tulsa, OK 74103	105,472		1.14%
Donald E. Reigel 5350 Manhattan Circle, Suite 210, Boulder, CO 80303	91,400		*
Larry N. Patterson	57,306		*
Robert D. Hisrich 10900 Euclid Avenue, Cleveland, OH 44106	51,600	(6)	*
Donald T. Duke 1701 Morningstar, Edmond, OK 73034	37,500		*
Sandra J. Connor 310 Picnic Street, Boxborough, MA 01719	7,608	(7)	*
James J. Burke 2737 Dos Lomas, Fallbrook, CA 92029	3,148		*
All officers and directors as a group (10 persons)	3,098,318		32.40%

*Less than one percent of the shares outstanding.

(1) Address is that of the Company's principal office at 1814 W. Tacoma, Broken Arrow, Oklahoma 74012 unless otherwise indicated.

(2) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The number of shares beneficially owned includes the number of shares of Common Stock that such persons had the right to acquire within 60 days of December 31, 2001, pursuant to unexercised options under the Company's stock option plans, as follows: 365,000 shares for Mr. Ingram; 400,000 shares for Mr. Siegenthaler; 580,000 shares for Mr. Wiese; 56,000 shares for Mr. Wagner; 65,400 shares for Mr. Reigel; 36,668 shares for Mr. Patterson; 7,500 shares for Ms. Connor; 3,000 shares for Mr. Burke; and 964,868 shares for all directors and executive officers as a group (10 persons).

(3) Includes 10,000 shares held by Mr. Ingram's wife.

(4) Includes 175,000 shares held by Mr. Siegenthaler's wife's trust.

(5) Includes 5,200 shares held by Mr. Wagner as custodian for his minor children.

(6) Includes 3,600 shares held by Dr. Hisrich as custodian for his minor child.

(7) Includes 108 shares held by Ms. Connor's husband.

ELECTION OF DIRECTORS

Information Concerning the Nominees

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, both as further amended, provide that the Board of Directors shall consist of such number of directors as is fixed from time to time by resolution of the Board of Directors. On January 21, 2002, the Board fixed the number of directors constituting the entire Board at six. Members of the Board are elected for one-year terms.

The nominees for election to the Board of Directors are set forth below. All of the nominees have been recommended by the Board of Directors and all have indicated a willingness to serve if elected. If any nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to cast votes for another person designated by the Board. All of the nominees are currently directors of the Company.

Name	Positions With Company	Director Since
Ron B. Barber	Director	March, 1987
Donald T. Duke	Director	March, 1991
Dr. Robert D. Hisrich	Director	March, 1987
Jack R. Ingram	Chairman of the Board, Chief Executive Officer, and President	March, 1989
Ronald L. Siegenthaler	Director	September, 1981
Robert B. Wagner	Chief Financial Officer, Vice President of Finance, Secretary and Director	March, 1996

Mr. Barber, age 47, has been a director of the Company since March 1987. He has been engaged in the private practice of law since October 1980 and is a shareholder in the law firm of Barber & Bartz, a Professional Corporation, in Tulsa, Oklahoma, which serves as counsel to the Company. Mr. Barber is also a Certified Public Accountant licensed in Oklahoma. He received his Bachelor of Science Degree in Business Administration (Accounting) from the University of Arkansas and his Juris Doctorate Degree from the University of Tulsa.

Mr. Duke, age 52, has been a director of the Company since March 1991. He is President of Duke Energy Co. L.L.C., an oil and gas consulting and investment firm. Mr. Duke has been in senior management in the oil and gas industry since 1980, including time as President and Chief Operating Officer of Hadson Petroleum (USA), Inc., a domestic oil and gas subsidiary of Hadson Corporation, where he was responsible for all phases of exploration and production, land, accounting, operations, product marketing and budgeting and planning. Mr. Duke has a Bachelor of Science Degree in Petroleum Engineering from the University of Oklahoma.

Dr. Hisrich, age 57, has been a director of the Company since March 1987. He occupies the A. Malachi Mixon III Chair in Entrepreneurial Studies and is Professor of Marketing and Policy Studies at the Weatherhead School of Management at Case Western Reserve University in Cleveland, Ohio. Prior to assuming such positions, he occupied the Boviard Chair of Entrepreneurial Studies and Private Enterprise and was Professor of Marketing at the College of Business Administration for the University of Tulsa. He is also a marketing and management consultant. He is a member of the Board of Directors of Jameson Inn, Inc. and Noteworthy Medical Systems, Inc., a member of the Editorial Boards of the Journal of Venturing and the Journal of Small Business Management, and a member of the Board of Directors of Enterprise Development, Inc. Dr. Hisrich received his Bachelor of Arts Degree in English and Science from DePauw University and his Master of Business Administration Degree (Marketing) and Ph.D. in Business Administration (Marketing, Finance, and Quantitative Methods) from the University of Cincinnati.

Mr. Ingram, age 58, has been the Company's Chief Executive Officer since July 1990. He also served as the Company's President from July 1990 until August 1999 and re-assumed that position in June 2001. He has been a director of the Company since March 1989. Mr. Ingram's business experience prior to joining the Company was concentrated in the oil and gas industry. Mr. Ingram holds a Bachelor of Science Degree in Petroleum Engineering from the University of Tulsa.

Mr. Siegenthaler, age 58, has been a director of the Company since its incorporation. He also served as the Company's Executive Vice President from July 1990 until March 1999. Since 1974, through SEDCO Investments, a partnership in which Mr. Siegenthaler is a partner, and as an individual, Mr. Siegenthaler has been involved as partner, shareholder, officer, director, or sole proprietor of a number of business entities with significant involvement in fabrication and marketing of steel, steel products and other raw material, real estate, oil and gas, and telecommunications. Mr. Siegenthaler received his Bachelor's Degree in Liberal Arts from Oklahoma State University.

Mr. Wagner, age 40, has been the Company's Vice President of Finance and Chief Financial Officer since March 1989. He has been with the Company since July 1988 and became a member of the Board of Directors in March 1996. Mr. Wagner is a Certified Public Accountant licensed in Oklahoma and received his Bachelor of Science Degree in Accounting from Oklahoma State University.

None of the foregoing nominees has any family relationship to any other nominee. There are no arrangements or understandings between any of the named individuals and any other person or persons pursuant to which any of the named individuals are to be elected as directors.

Board Meetings and Committees

The Board of Directors of the Company held four meetings during the fiscal year ended October 31, 2001. All other action taken by the Board of Directors was consented to in writing by a memorandum of action in lieu of a meeting, to which all incumbent directors subscribed. Directors meet their responsibilities not only by attending Board and committee meetings but also through communication with members of management on matters affecting the Company. The Board of Directors has an Audit Committee and Compensation Committee. There is no nominating committee or committee performing the functions of a nominating committee.

The Audit Committee consists of directors Donald T. Duke, Ronald L. Siegenthaler, Robert D. Hisrich and Ron B. Barber. This Committee is responsible for overseeing the Company's accounting and financial reporting functions, including monitoring the audit process, insuring independent communication and information flow between and among the Audit Committee itself, the Company's internal auditor, and the Company's outside auditor, and fostering candid discussion among management and the inside and outside auditors of issues involving judgment and affecting the quality of the audit process and public financial reporting. The Audit Committee met three times independently of meetings of the Board of Directors during the 2001 fiscal year.

The Company's Board of Directors has adopted a written charter for the Audit Committee. With the exception of Ron B. Barber, each of the members of the Audit Committee is independent, as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards. Mr. Barber does not qualify as an independent director under such definition due to his ownership interest in Barber & Bartz, the Company's general counsel. The Board of Directors appointed Mr. Barber to the Audit Committee in accordance with Section 4310(c)(26)(B)(ii) of the NASD's listing standards, which allows for the appointment of one director to the Audit Committee who is not independent. In so doing, the Board determined that Mr. Barber's position as a long-time director and general counsel to the Company, his former service as Chief Financial Officer and Senior Vice President of the Company, and his professional training as both a lawyer and a certified public accountant give him a valuable perspective on the Company's history and operations and make him uniquely qualified to analyze and understand the financial and accounting issues which the Company is presented from time to time, and to advise the other Committee members on the accounting and financial reporting functions of the Company.

Report of Audit Committee

December 14, 2001

To the Board of Directors of XETA Technologies, Inc.:

We have reviewed and discussed with management the Company's audited financial statements as of and for the year ended October 31, 2001.

We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended October 31, 2001.

Donald T. Duke, Chairman

Ronald L. Siegenthaler

Robert D. Hisrich

Ron B. Barber

The Compensation Committee consists of directors Ron B. Barber, Donald T. Duke, Robert D. Hisrich and Ronald L. Siegenthaler. This Committee works with Company management and provides advice and assistance to the Board regarding establishment of the Company's compensation philosophy, objectives and strategy; administration of executive and management compensation programs; significant changes in employee benefit plans; executive employment and severance agreements; and appointments to the Committee. The Committee is also responsible for recommending for full Board approval the compensation of the Chairman and Chief Executive Officer, President and directors of the Company, and for providing an annual report on executive compensation to the Board. The Compensation Committee met once independently of meetings of the Board of Directors during the 2001 fiscal year. All other action taken by the Compensation Committee was consented to in writing by a Memorandum of Action in lieu of a meeting, to which all committee members subscribed.

Director Compensation

Effective May 20, 2001, the Company reduced directors fees by 20% as part of its cost containment and reduction program. The Company compensates its directors who are not officers of the Company $9,600 per year for Board membership. In addition, Board members serving on a Committee receive $8,000 per year and Board members serving as Chairman of a Committee receive an additional $16,000 per year. No other compensation was paid to directors for their services as such during the Company's 2001 fiscal year.

The Board of Directors unanimously recommends that shareholders vote "FOR" the election of all of the nominees listed above as directors of the Company.

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected Arthur Andersen, LLP ("AA") as the independent public accountants to audit the Company's financial statements for the fiscal year ending October 31, 2002. Representatives of AA are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions. While ratification of the Company's selection of accountants by the Company's shareholders is not required, in the event of a negative vote on such ratification, the Company's Board of Directors will reconsider its selection. AA audited the Company's financial statements for the year ended October 31, 2001.

Fees and Independence

Audit Fees. AA billed the Company an aggregate of $71,000 for professional services rendered for the audit of the Company's financial statements for fiscal year ended October 31, 2001 and its reviews of the Company's financial statements included in the Company's Forms 10-Q during the 2001 fiscal year.

Financial Information Systems Design and Implementation Fees. During the fiscal year ended October

31, 2001, AA provided no services and therefore billed no fees to the Company in connection with financial information systems design and implementation.

All Other Fees. During the fiscal year ended October 31, 2001, AA billed the Company an aggregate of $129,000 for tax consulting and compliance services.

The Audit Committee of the Board of Directors has determined that the provision of services by AA described in the preceding two paragraphs are compatible with maintaining AA's independence as the Company's principal accountant.

EXECUTIVE OFFICERS

The executive officers and significant employees of the Company, their ages, positions held with the Company and length of time in such positions are set forth below. There are no family relationships between or among any of the named individuals. There are no arrangements or understandings between any of the named individuals and any other person or persons pursuant to which any of the named individuals are to be elected as officers.

Name and age	Positions With Company	Officer Since
Jack R. Ingram Age 58	Chairman of the Board, Chief Executive Officer and President	July, 1990
Robert B. Wagner Age 40	Chief Financial Officer, Vice President of Finance, Secretary, Treasurer and Director	March, 1989
Larry N. Patterson Age 44	Senior Vice President – Sales & Service	March, 2000
Donald E. Reigel Age 45	Regional Vice President, Sales – Central	June, 1995
James J. Burke Age 57	Regional Vice President, Sales – Western	September, 2000
Sandra J. Connor Age 37	Regional Vice President, Sales – Eastern	September, 2000

Brief descriptions of the business experience of Messrs. Ingram and Wagner are set forth under the section of this Proxy Statement entitled "Election of Directors."

Mr. Patterson joined the Company in March 2000 and serves as Senior Vice President, Sales and Service. Prior to his employment with the Company, Mr. Patterson worked for Exxon Corporation and held various executive positions in Europe, Asia and Latin America with Exxon Company, International. He is a member of the American Management Association and is active in Organizational Development, Leadership Development and Investment Management activities. Mr. Patterson received his Bachelor of Science Degree in Engineering from Oklahoma State University.

Mr. Reigel joined the Company in June 1993 as PBX Product Sales Manager. He was promoted to Vice President of Marketing and Sales in June 1995; became Vice President of Hospitality Sales in December, 1999; and is currently Regional Vice President, Sales – Central. Prior to his employment with the Company, Mr. Reigel served as a national accounts sales manager for WilTel Communications Systems. Mr. Reigel received his Bachelor of Science Degree in Business from the University of Colorado.

Mr. Burke joined the Company in November 1999 in conjunction with the acquisition of USTI and is currently Regional Vice President, Sales – Western. Prior to his employment with the Company, he had been employed by USTI since August 1990 and served as the Western Region Sales Director and National Sales Director. Mr. Burke received his Bachelor of Science Degree in Business from Niagara University.

Ms. Connor joined the Company in September 2000 and is currently Regional Vice President, Sales – Eastern. Prior to her employment with the Company, Ms. Connor served in various sales and sales operations assignments at Lucent Technologies, most recently as Area Sales Vice President for the New England Region - Enterprise Networks Division. Ms. Connor received her Bachelor of Science Degree in Management from the University of Massachusetts, Lowell.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Committee Report

The Compensation Committee is the focal point for senior management and the Board of Directors to address corporate compensation issues. The Committee's primary responsibility is to make recommendations to the Board regarding remuneration of executive officers and to evaluate the design and competitiveness of the Company's compensation plans. The Committee consists of three outside directors and the Company's independent outside counsel.

Compensation Philosophy. The heart of the Company's compensation philosophy is the enhancement of shareholder value. Consequently, the interests of shareholders and the need to be competitive in recruiting and retaining quality managers and to motivate management to improve shareholder value drive the design of executive compensation programs. A primary component of the Company's compensation philosophy is to structure compensation programs so that a high percentage of remuneration is "at risk." Near term cash compensation reflects corporate performance and larger long-term incentives are tied directly to share value.

Executive Compensation Program. Compensation for executive officers is comprised of base salary, competitive employee benefits, annual incentive compensation opportunity and long term incentive compensation in the form of stock options. Under the Company's incentive compensation program, the higher an executive's level of responsibility, the greater the portion of his compensation that will be dependent on performance.

The Compensation Committee reviews executive compensation levels with respect to corporate and individual performance, as well as competitive pay practices. The Company's Human Resources Department assists the Committee in this analysis and, from time to time, the Committee retains the services of a third party compensation-consulting firm. In addition, the Committee considers general industry conditions, as well as the Company's recent recruiting experiences. From its review, the Committee believes the Company's executive compensation program to be generally competitive with similarly placed companies.

The Committee reviews annually the base salaries of XETA's executive officers and recommends any adjustments it may deem appropriate for approval by the full Board of Directors. In its review, the

Committee takes into account individual factors such as: experience, performance, both during the preceding twelve months and future potential, retention considerations and others issues particular to the executive and XETA.

Additionally, the Committee considers the growth and performance of the Company as it assesses the market basis for executive salaries. Fiscal year 2001 was a difficult period of deteriorating market fundamentals for the entire industry, and XETA experienced accelerating downward pressure on revenues and cash flow beginning in the second quarter. The Company responded with an aggressive cost containment and reduction program. As part of this program, a general wage and salary freeze was instituted, and the compensation of all executive officers and directors was reduced. The CEO's salary was reduced by 25 percent, director's fees were lowered by 20 percent and the salaries of all other executive officers were reduced by 10 percent. The Company's financial performance in the fourth quarter was sufficient to allow the salaries of officers to be restored effective November 1, 2001. However, the CEO and Board compensation reduction and the wage and salary freeze remain in effect.

During fiscal year 2001, the Company's incentive compensation program continued to operate under two plans instituted effective December 1, 1999: one for sales professionals and one for all other employees. The Employee Bonus Plan (EBP) provides an annual incentive compensation opportunity for all employees, except those in sales. The purpose of the EBP, in regard to executives, is to provide an incentive to help XETA achieve its targeted financial objectives. Award levels under the plan are set so as to be competitive with annual incentives of other similarly successful high growth companies. However, no awards were made for fiscal year 2001 under the EPB, since the Company did not achieve the plan's threshold financial goals for the year. Furthermore, the Company has suspended the EPB for fiscal year 2002 until its business visibility improves meaningfully.

However, the Company still believes it is essential to appropriately recognize the leadership and sacrifice during this difficult time of many of its key employees. To achieve that recognition, the Board authorized a small discretionary bonus pool ($157,500). From the pool, a total of $34,000 was awarded to three executives with the remaining $123,500 being distributed to numerous other key employees. In keeping with the Company's compensation philosophy, the Committee will continue to support this practice at current levels of profitability.

The Company's sales executives are provided an annual incentive compensation opportunity under the compensation plan for all sales professionals. The purpose of this incentive compensation plan is to provide an incentive to the Company's sales force to help XETA achieve its targeted strategic and margin sales objectives. Award levels under the plan are set so as to be competitive with the market and are paid on a prorated basis. The awards paid to the Company's sales executives during fiscal year 2001 are tabulated in the Summary Compensation Table. The Committee believes the plan's provisions are consistent with XETA's executive compensation philosophy and that the plan has been effective for its stated purpose.

As a long-term incentive, the Company grants options to purchase shares of Common Stock to executive officers and other key employees. These stock options have been awarded in two ways under plans approved by the Board of Directors. The first is under the shareholder approved stock option plans, and the second is through special grants of non-qualified options. Most of the grants are subject to a vesting period and carry a ten-year exercise term. During fiscal year 2001, the Company granted qualified incentive options for a total of 119,350 shares of which 50,000 were awarded to executives with the balance awarded to other employees. No grants of non-qualified options were awarded during the fiscal year.

2001 CEO Compensation. During fiscal year 2001, Mr. Jack Ingram served as Chairman and CEO with Mr. Jon Wiese serving as Co-CEO from March 7 to June 12. Mr. Wiese also served as President until June 12 after which Mr. Ingram also assumed that office. Mr. Wiese served as Chief Strategist from June

12 until September 30. In their respective offices and until Mr. Wiese's resignation from the Company on September 30, their cash compensation package was identical. The package consisted of an annual base salary of $220,000, which was reduced to $165,000 as part of the salary reductions discussed earlier. Other than annual base salary, their compensation was consistent in all material aspects with the program for all other executive officers.

Mr. Ingram and Mr. Wiese were provided an incentive compensation opportunity for fiscal 2001 under the Employee Bonus Plan. Their award level in the plan was set so as to be competitive with annual incentives of other surveyed companies and the Company's overall executive compensation philosophy. However, as stated earlier, no executive awards were made under the EBP for fiscal 2001. Additionally, Mr. Ingram declined participation in the discretionary bonus pool described above.

As part of his original compensation package with the Company at the time of his employment in 1990, Mr. Ingram was granted options to purchase an aggregate of 200,000 shares of Common Stock. These options, which have been proportionately adjusted in number and exercise price in accordance with subsequent stock splits, were a special non-qualified grant approved by the Board of Directors with a 10-year exercise period. At this time these options are fully vested, and Mr. Ingram has exercised a portion of the shares, the bulk of which he currently holds. As of the end of fiscal year 2001, he has received no additional option grants since 1990. He has purchased the balance of his stock holdings in the Company on the open market.

At the time of his employment in 1999, Mr. Wiese was granted options to purchase an aggregate amount of 200,000 shares of Common Stock. These options were also a special non-qualified grant approved by the Board of Directors with a 10-year exercise period and have been proportionally adjusted in number and exercise price for subsequent stock splits. At the time of his resignation, options for 580,000 shares were vested, but unexercised. The remaining options for 200,000 shares were not vested, and, under the terms of the grant, have been canceled.

In evaluating the compensation package of the Company's CEO, the Committee considers such factors as XETA's strategic and financial performance, his compensation in relation to that of CEO's at other comparable companies, his personal contribution to the Company's success, and the Company's overall executive compensation philosophy. For fiscal year 2001, the Committee believes the compensation package of the CEO was consistent with the Company's objectives.

Conclusion. The Compensation Committee believes the Company's executive compensation program has been consistent with the philosophy outlined in this report and has been effective overall in achieving its objectives during fiscal 2001. The Committee hereby submits this report to XETA's Board of Directors for approval.

The Compensation Committee,

Donald T. Duke, Chairman
Ron B. Barber
Robert D. Hisrich
Ronald L. Siegenthaler

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are those named above in the Compensation Committee Report. There are no "interlocks" (as defined by the rules of the Securities and Exchange Commission) with respect to any member of the Compensation Committee of the Board of Directors. No member of this Committee was at any time during the 2001 fiscal year an officer or employee of the Company.

No member of the Committee is a former officer or employee of the Company, except as follows: Mr. Barber served as Senior Vice President of the Company from August 17, 1987 to March 1991, and is a shareholder in the law firm of Barber & Bartz, a Professional Corporation, which serves as outside general counsel to the Company; and Mr. Siegenthaler served as Executive Vice President of the Company from July 1990 to March 1999.

Summary of Cash and Certain Other Compensation

The following table sets forth information concerning the compensation of the Company's Chief Executive Officer and the next four most highly compensated executive officers of the Company.

SUMMARY COMPENSATION TABLE

(a) Name and Principal Position	(b) Year	Annual Compensation (c) Salary	(d) Bonus	(e) Other	Long Term Compensation (g) Common Stock Underlying Options (#) [1]	(i) All Other Compensation[2]
Jack R. Ingram	2001	$193,077	$ -	$926,837 [3]	-	$ 3,684
Chief Executive	2000	190,580	-	648,750 [3]	-	12,800
Officer	1999	90,000	320,679	510,000 [3]	-	6,400
Jon A. Wiese[6]	2001	177,211	-	-	-	8,012
Former Co-CEO	2000	190,580	-	176,250 [3]	-	3,385
	1999	20,769	52,440	-	-	-
Larry N. Patterson	2001	130,192	12,500	-	50,000	6,396
Senior Vice President	2000	100,481	-	-	40,000	2,904
- Sales & Service	1999	-	-	-	-	-
Donald E. Reigel	2001	99,231	89,685	358,947 [3]	-	6,497
Regional Vice	2000	98,009	53,596	1,744,459 [5]	12,000	696
President, Sales -	1999	75,000	354,475	93,158 [4]	-	6,400
Central						
James J. Burke	2001	96,346	89,685	11,327 [4]	-	2,217
Regional Vice	2000	56,065	-	222,765 [4]	8,600	3,678
President, Sales -	1999	-	-	-	-	-
Western						
Sandra J. Connor	2001	97,310	99,502	-	-	3,214
Regional Vice	2000	12,741	24,396	-	7,500	-
President, Sales -	1999	-	-	-	-	-
Eastern						

(1) Amounts shown reflect the 2-for-1 stock split effected in July 2000.

(2) Represents the Company's contributions to the employee's account under the Company's 401(k) plan.

(3) Represents the dollar value of the difference between the price paid for shares of the Company's common stock upon exercise of stock options and the market value of such stock on the date of exercise.

(4) Represents sales commissions paid.

(5) $1,716,703 represents amount under footnote 3 above and $27,756 represents amount under footnote 4 above.

(6) Mr. Wiese is a former officer of the Company. He served as President until June 2001, Co-CEO from March 2001 to June 2001, and Chief Strategist from June 2001 to September 2001.

The following table sets forth certain information regarding stock options granted during the 2001 fiscal year to persons named in the Summary Compensation Table. No stock appreciation rights were granted during fiscal 2001.

OPTION GRANTS IN LAST YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2]	
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date[1]	5% ($)	10% ($)
Jack R. Ingram	-	-	-	-	-	-
Jon A. Wiese	-	-	-	-	-	-
Larry N. Patterson	50,000	41.89%	5.31	3/25/11	$166,972	$423,139
Donald E. Reigel	-	-	-	-	-	-
James J. Burke	-	-	-	-	-	-
Sandra J. Connor	-	-	-	-	-	-

(1) One-third of these options become exercisable on the first, second and third anniversaries of the date of grant and may be exercised at any time from and after such dates until the tenth anniversary of the date of grant.

(2) The potential realizable value is based on the term of the option at its time of grant (10 years). It is calculated by assuming that the stock price on the date of the grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain rates of appreciation only, in accordance with the rules of the SEC, and do not reflect the Company's estimate or projection of future stock price performance. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. Actual gains, if any, are dependent on the actual future performance of the Company's stock and no gain to the optionee is possible unless the stock price increases over the option term.

Option Exercises and Holdings

The following table sets forth certain information regarding stock options exercised during the 2001 fiscal year by persons named in the Summary Compensation Table and the number and value of unexercised options held by such persons as of the fiscal year-end. The Company has not granted stock appreciation rights.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options at FY-End (#)		(e) Value of Unexercised In-the-Money Options at FY-End ($)[2]	
Name	Shares Acquired on Exercise (#)	Value Realized ($)[1]	Exercisable	Unexercisable	Exercisable	Unexercisable
Jack R. Ingram	130,000	$926,837	365,000	-	$1,327,605	-
Jon A. Wiese	-	-	580,000	-	-	-
Larry N. Patterson	-	-	36,668	63,332	-	-
Donald E. Reigel	46,000	$358,947	65,400	12,000	$210,425	-
James J. Burke	-	-	3,000	5,600	-	-
Sandra J. Connor	-	-	7,500	-	-	-

(1) Value is based upon the difference between the fair market value of the securities underlying the options on the date of exercise and the exercise price.

(2) Based upon the difference between the fair market value of the securities underlying the options at fiscal year-end ($3.60 per share) and the exercise price.

Employment Agreements

Following is a description of employment agreements which the Company has with certain officers named in the Summary Compensation Table.

The Company entered into a letter agreement with Mr. Reigel upon his employment with the Company in June 1995, which set forth his compensation and certain other terms of his employment. Under the current terms of Mr. Reigel's compensation agreement, as amended, his base salary (commencing December 1, 1999) is $100,000 and his incentive bonus compensation is set pursuant to the incentive compensation plan adopted by the Company for its sales professionals (as described in the Compensation Committee Report). The letter agreement also imposes certain non-solicitation restrictions upon Mr. Reigel.

RELATED TRANSACTIONS

Mr. Barber is a shareholder in the law firm of Barber & Bartz, a Professional Corporation, which serves as outside general counsel to the Company. During the fiscal year ended October 31, 2001, the Company paid or accrued legal fees to Barber & Bartz in the approximate amount of $385,500.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of (i) Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, (ii) Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and (iii) written representations made to the Company by its directors and officers, the Company knows of no director, officer, or beneficial owner of more than ten percent of the Company's Common Stock who has failed to file on a timely basis reports of beneficial ownership of the Company's

Common Stock as required by Section 16(a) of the Securities Exchange Act of 1934, as amended, except as follows: Mr. Hisrich was late in filing his Statements of Changes in Beneficial Ownership on Form 4 for the month of February 2001. Mr. Jon Wiese, former President and Co-CEO of the Company, was late in filing his Statement of Changes in Beneficial Ownership on Form 4 for the month of August 2001.

STOCK PERFORMANCE GRAPH

The graph depicted below shows the Company's stock price as an index assuming $100 invested on November 1, 1996, along with the composite prices of companies listed in the SIC Code (Telephone, Telegraph Apparatus) Index and the NASDAQ Market Index.

Compare 5-year Cumulative Total Return Among XETA Technologies, NASDAQ Market Index, and SIC Code Index



Dollars
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
XETA TECHNOLOGIES
SIC CODE INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON NOV. 1, 1996
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING OCT. 31, 2001

	1996	1997	1998	1999	2000	2001
XETA TECHNOLOGIES	100.00	253.33	236.67	518.34	576.69	192.00
SIC CODE INDEX	100.00	132.68	117.67	237.52	269.65	69.43
NASDAQ MARKET INDEX	100.00	131.06	148.19	244.59	287.67	144.26

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings made by the Company under those statutes, the preceding Compensation Committee Report on Executive Compensation and the Stock Performance Graph will not be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

SHAREHOLDER PROPOSALS

Under regulations of the Securities and Exchange Commission, shareholders are entitled to submit proposals on matters appropriate for shareholder action at subsequent annual meetings of the Company in accordance with those regulations. In order for shareholder proposals for the Company's next annual meeting to be eligible for consideration for inclusion in the proxy statement and proxy relating to such meeting, they must be received by the Company no later than October 7, 2002. Such proposals should be directed to XETA Technologies, Inc., 1814 West Tacoma, Broken Arrow, Oklahoma 74012, Attention: CEO.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no matter other than those described herein that will be presented for consideration at the Annual Meeting. However, should any other matters properly come before the Annual Meeting or any adjournment thereof, it is the intention of the persons named in the accompanying Proxy to vote in accordance with their best judgment in the interest of the Company.

By Order of the Board of Directors



Robert B. Wagner
Secretary

Broken Arrow, Oklahoma
February 22, 2002



Corporate Headquarters

www.xeta.com

